Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

ATTACHMENT: INDEPENDENT AUDITORS’ REPORT

Deloitte Anjin LLC 9F., One IFC,
10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul
07326, Korea

Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT AUDITORS’ REPORT

English Translation of Independent Auditors’ Report Originally Issued in Korean on March 3, 2017

To the Shareholders and the Board of Directors of

Woori Bank:

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Woori Bank and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2016 and December 31, 2015, respectively, and the consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows, for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an audit opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

Its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and December 31, 2015, respectively, and its financial performance and its cash flows for the years then ended in accordance with K-IFRS.

March 3, 2017

Notice to Readers

This report is effective as of March 3, 2017, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the auditors’ report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address: (Road Name Address) 51 Sogong-ro, Jung-gu, Seoul

                                     (Phone Number)        02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015

	December 31, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	7,591,324	6,644,055
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,650,724	5,132,657
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	20,817,583	17,170,592
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	13,910,251	13,621,640
Loans and receivables (Notes 4,10,11,12,18 and 45)	258,392,633	244,842,062
Investments in joint ventures and associates (Note 13)	439,012	643,861
Investment properties (Note 14)	358,497	351,496
Premises and equipment (Notes 15 and 18)	2,458,025	2,471,206
Intangible assets and goodwill (Note 16)	483,739	419,806
Assets held for sale (Note 17)	2,342	17,904
Current tax assets (Note 42)	6,229	6,782
Deferred tax assets (Note 42)	232,007	210,597
Derivative assets (Notes 4,11,12 and 26)	140,577	183,128
Net defined benefit assets (Note 24)	70,938	—
Other assets (Notes 19 and 45)	128,846	143,286

Total assets	310,682,727	291,859,072

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,803,358	3,460,561
Deposits due to customers (Notes 4,11,21 and 45)	221,020,411	209,141,826
Borrowings (Notes 4,11,12 and 22)	18,769,515	20,033,917
Debentures (Notes 4,11 and 22)	23,565,449	21,898,859
Provisions (Notes 23, 44 and 45)	428,477	516,601
Net defined benefit liability (Note 24)	64,666	99,691
Current tax liabilities (Note 42)	171,192	108,943
Deferred tax liabilities (Note 42)	22,023	19,379
Derivative liabilities (Notes 4,11,12 and 26)	7,221	—
Other financial liabilities (Notes 4,11,12,25 and 45)	21,985,086	16,964,206
Other liabilities (Notes 25 and 45)	299,376	305,174

Total liabilities	290,136,774	272,549,157

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND 2015 (CONTINUED)

	December 31, 2016	December 31, 2015
	(Korean Won in millions)
EQUITY
Owners’ equity:	20,386,160	19,188,472
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,574,896	3,334,002
Capital surplus (Note 28)	286,331	294,259
Other equity (Note 30)	(1,468,025)	(1,547,303)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of December 31, 2016 and 2015 is 2,255,252 million Won and 1,756,142 million Won, respectively) (Regulatory reserve for credit loss to be reserved (reversed) as of December 31, 2016 and 2015 is 182,939 million Won and 499,110 million Won, respectively) (Planned provision (reversal) of regulatory reserve for credit loss as of December 31, 2016 and 2015 is 182,939 million Won and 499,110 million Won, respectively)	14,611,566	13,726,122
Non-controlling interests	159,793	121,443

Total equity	20,545,953	19,309,915

Total liabilities and equity	310,682,727	291,859,072

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
	(Korean Won in millions, except for per share data)
Interest income	8,512,312	8,698,235
Interest expense	(3,492,768)	(3,936,335)

Net interest income (Notes 34 and 45)	5,019,544	4,761,900

Fees and commissions income	1,865,470	1,757,340
Fees and commissions expense	(928,339)	(780,544)

Net fees and commissions income (Notes 35 and 45)	937,131	976,796

Dividend income (Note 36)	184,510	102,923
Net gain on financial instruments at fair value through profit or loss (Note 37)	114,387	240,342
Net loss on available-for-sale financial assets (Note 38)	(1,035)	(3,281)
Impairment losses on credit loss (Notes 39 and 45)	(834,076)	(966,646)
General and administrative expenses (Notes 40 and 45)	(3,478,476)	(3,150,387)
Net other operating expenses (Notes 40 and 45)	(367,779)	(610,061)

Operating income	1,574,206	1,351,586

Share of losses of joint ventures and associates (Note 13)	(19,507)	(70,124)
Net other non-operating income (expense)	(1,310)	170,484

Non-operating income (loss) (Note 41)	(20,817)	100,360

Net income before income tax expense	1,553,389	1,451,946

Income tax expense (Note 42)	(275,856)	(376,554)

Net income from continuing operations	1,277,533	1,075,392

Net income
(Net income after the provision of regulatory reserve for credit loss for the years ended December 31, 2016 and 2015 are 1,094,594 million Won and 576,282 million Won, respectively) (Note 32)	1,277,533	1,075,392

Remeasurement of the net defined benefit liability	34,162	(78,267)

Items that will not be reclassified to profit or loss	34,162	(78,267)

Gain on available-for-sale financial assets	12,586	72,297
Share of other comprehensive gain (loss) of joint ventures and associates	(7,937)	3,295
Gain on foreign currency translation of foreign operations	28,712	33,837
Gain on valuation of cash flow hedge	10,371	—

Items that may be reclassified to profit or loss	43,732	109,429

Other comprehensive income , net of tax	77,894	31,162

Total comprehensive income	1,355,427	1,106,554

Net income attributable to:
Net income attributable to owners	1,261,266	1,059,157
Net income attributable to non-controlling interests	16,267	16,235

Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,332,614	1,094,870
Comprehensive income attributable to non-controlling interests	22,813	11,684
Basic and diluted earnings from operations per share (In Korean Won) (Note 43)	1,567	1,301

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	1,059,157	1,059,157	16,235	1,075,392
Dividends	—	—	—	—	(504,952)	(504,952)	(824)	(505,776)
Change in ownership interest of investments in consolidated subsidiaries and others	—	—	3,193	—	—	3,193	660	3,853
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	73,691	—	73,691	(1,394)	72,297
Share of other comprehensive income of joint ventures and associates	—	—	—	3,295	—	3,295	—	3,295
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	36,932	—	36,932	(3,095)	33,837
Remeasurement of the net defined benefit liability	—	—	—	(78,204)	—	(78,204)	(63)	(78,267)
Dividends to hybrid securities	—	—	—	—	(183,320)	(183,320)	—	(183,320)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Retirement of treasury stock	—	—	—	3,481	(3,481)	—	—	—
Appropriation of merger losses	—	—	—	806,640	(806,640)	—	—	—

December 31, 2015	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915

January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	1,261,266	1,261,266	16,267	1,277,533
Dividends	—	—	—	—	(168,317)	(168,317)	(1,286)	(169,603)
Change in capital surplus of consolidated subsidiaries	—	—	(7,928)	7,930	—	2	—	2
Changes in non-controlling interests due to acquisition of subsidiary	—	—	—	—	—	—	16,823	16,823
Gain on valuation of available-for-sale financial assets	—	—	—	12,296	—	12,296	290	12,586
Share of other comprehensive loss of joint ventures and associates	—	—	—	(7,937)	—	(7,937)	—	(7,937)
Gain on foreign currencies translation of foreign operations	—	—	—	22,436	—	22,436	6,276	28,712
Remeasurement of the net defined benefit liability	—	—	—	34,182	—	34,182	(20)	34,162
Gain on valuation of cash flow hedge	—	—	—	10,371	—	10,371	—	10,371
Dividends to hybrid securities	—	—	—	—	(206,515)	(206,515)	—	(206,515)
Issuance of hybrid securities	—	549,904	—	—	—	549,904	—	549,904
Repayment of hybrid securities	—	(309,010)	—	—	(990)	(310,000)	—	(310,000)

December 31, 2016	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,277,533	1,075,392
Adjustments:
Income tax expense	275,856	376,554
Interest income	(8,512,312)	(8,698,235)
Interest expense	3,492,768	3,936,335
Dividend income	(184,510)	(102,923)

	(4,928,198)	(4,488,269)

Additions of expenses not involving cash outflows:
Impairment losses on credit loss	834,076	966,646
Loss on available-for-sale financial assets	1,035	3,281
Loss on valuation of investments in subsidiaries and associates	56,264	111,487
Loss on transaction / valuation of derivative instruments (hedging)	98,981	20,982
Loss on hedged items (fair value hedge)	475	56,532
Provisions	34,774	72,062
Retirement benefits	152,609	132,131
Depreciation and amortization of premises and equipment, intangible assets and investment properties	252,031	240,764
Loss on disposal of investments in joint ventures and associates	15,060	10
Loss on disposal of premises and equipment and other assets	9,718	2,707
Impairment loss on premises and equipment and other assets	1,936	2,990

	1,456,959	1,609,592

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	75,690	55,773
Gain on valuation of investments in subsidiaries and associates	36,757	41,363
Gain on transaction / valuation of derivative instruments (hedging)	130	59,003
Gain on hedged items (fair value hedge)	99,302	25,235
Reversal of provisions	1,396	854
Gain on disposal of investments in joint ventures and associates	23,457	61,653
Gain on disposal of premises and equipment and other assets	1,885	6,814
Reversal of impairment loss on premises and equipment and other assets	3,581	539

	242,198	251,234

Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(99,581)	(495,507)
Loans and receivables	(14,433,390)	(23,150,910)
Other assets	219,323	1,922
Deposits due to customers	11,878,628	20,620,287
Provision	34,376	(66,399)
Net defined benefit liability	(261,097)	(255,585)
Other financial liabilities	5,158,055	1,205,411
Other liabilities	(6,163)	(91,116)

	2,490,151	(2,231,897)

Cash received from (paid for) operating activities:
Interest income received	8,511,349	8,692,851
Interest expense paid	(3,593,358)	(4,355,880)
Dividends received	184,674	100,368
Income tax paid	(251,627)	(534,829)

Net cash provided by (used in) operating activities	4,905,285	(383,906)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 (CONTINUED)

	2016	2015
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	20,395,744	18,426,846
Redemption of held-to-maturity financial assets	8,462,346	6,404,711
Disposal of investments in joint ventures and associates	97,135	75,599
Disposal of premises and equipment	63	18,600
Disposal of intangible assets	4,325	1,782
Disposal of assets held-for-sale	22,723	3,711
Cash in-flow related to derivatives for risk hedge	—	56,956

	28,982,336	24,988,205

Cash out-flows from investing activities:
Net cash flows through business combination	132,301	38,535
Acquisition of available-for-sale financial assets	23,844,849	16,305,797
Acquisition of held-to-maturity financial assets	8,818,376	7,138,013
Acquisition of investments in joint ventures and associates	43,281	1,098
Acquisition of investment properties	4,428	—
Acquisition of premises and equipment	131,009	129,454
Acquisition of intangible assets	191,161	97,891
Cash out-flow related to derivatives for risk hedge	42,544	3,273

	33,207,949	23,714,061

Net cash provided by (used in) investing activities	(4,225,613)	1,274,144

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	8,259,380	12,674,649
Issuance of debentures	15,848,055	13,502,777
Issuance of hybrid securities	549,904	795,179
Change in ownership interest of subsidiaries	—	3,787

	24,657,339	26,976,392

Cash out-flows from financing activities:
Decrease in borrowings	9,524,626	10,346,919
Repayment of debentures	14,118,720	16,425,353
Payment of dividends	168,317	504,952
Dividends paid on hybrid securities	201,328	179,758
Repayment of hybrid securities	310,000	—
Dividends paid on non-controlling interests	1,286	824

	24,324,277	27,457,806

Net cash provided by (used in) financing activities	333,062	(481,414)

Net increase in cash and cash equivalents	1,012,734	408,824
Cash and cash equivalents, beginning of the period	6,644,055	5,962,861
Effects of exchange rate changes on cash and cash equivalents	(65,465)	272,370

Cash and cash equivalents, end of the period	7,591,324	6,644,055

See accompanying notes

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement dated July 28, 2014, by and between Woori Finance Holdings Co., Ltd. and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of December 31, 2015, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of ‘Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. As of December 31, 2016 and 2015, KDIC held 158 million shares (23.37% ownership interest) and 345 million shares (51.06% ownership interest), respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51 Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 894 branches and offices in Korea, and 22 branches and offices overseas as of December 31, 2016.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2016	December 31, 2015	Location	Financial statements as of
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December, 31
Woori Private Equity Asset Management Co., Ltd. (*5)	Finance	100.0	100.0	Korea	December, 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December, 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December, 31
Woori Investment Bank Co., Ltd.	Other credit finance business	58.2	58.2	Korea	December, 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December, 31

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2016	December 31, 2015	Location	Financial statements as of
Woori America Bank	Finance	100.0	100.0	U.S.A	December, 31
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	December, 31
Woori Bank (China) Limited	”	100.0	100.0	China	December, 31
ZAO Woori Bank	”	100.0	100.0	Russia	December, 31
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	December, 31
Woori Brazil Bank	”	100.0	100.0	Brazil	December, 31
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	December, 31
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	December, 31
Woori Finance Cambodia	”	100.0	100.0	Cambodia	December, 31
Woori Finance Myanmar	”	100.0	100.0	Myanmar	December, 31
Wealth Development Bank (*6)	”	51.0	—	Philippines	December, 31
Woori Bank Vietnam Limited (*6)	”	100.0	—	Vietnam	December, 31
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	December, 31
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	December, 31
An-Dong Raja First Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	December, 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	December, 31
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	December, 31
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	December, 31
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Electric Cable First Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Woori HJ First Co., Ltd. (*1)	”	0.0	0.0	Korea	December, 31
Samsung Plus Private Equity Investment Trust 36th and 34 beneficiary certificates for the rest (*2)	Securities investment and others	—	—	Korea	December, 31
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	December, 31
Principle and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	December, 31
Woori Bank and Woori Private Equity Co., Ltd.:
Woori Private Equity Fund (*4)	Other financial business	31.9	31.9	Korea	December, 31

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2016	December 31, 2015	Location	Financial statements as of
Woori Private Equity Fund
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	December, 31
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	December, 31
Woori Card Co., Ltd.
TUTU Finance-WCI Myanmar Co.,Ltd. (*7)	Finance	100.0	—	Myanmar	December, 31

(*1)	The entity was a structured entity for the purpose of asset securitization and was in scope for consolidation. Although the Group was not a majority shareholder, the Group 1) had the power over the investee, 2) was exposed, or had rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.
(*2)	The entity was a structured entity for the purpose of investment in securities and was in scope for consolidation, considering that the Group 1) had the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*3)	The entity was a money trust under the Financial Investment Services and Capital Markets Act and was in scope for consolidation. Although the Group was not a majority shareholder, the Group 1) has the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*4)	The entity was in scope for consolidation since the Group has controlling power over the entity, as a general partner.
(*5)	The entity, formerly, Woori Private Equity Co., Ltd., registered as the professional private equity fund investor during the year ended December 31, 2016, and the entity changed its name into Woori Private Equity Asset Management Co., Ltd.
(*6)	The entities were included in scope for consolidation since the Group acquired their majority ownership interests during the year ended December 31, 2016.
(*7)	Woori Card Co., Ltd. acquired the entity’s majority ownership interest during the year ended December 31, 2016.

(3)	As of December 31, 2016, and 2015, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of December 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
Kiwoom Frontier Professional Investment Private Fund 6(Bond) (*)	Korea	Securities Investment	50.0

	As of December 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	141,329	105,821	244,783	1,048	1,432
Woori Private Equity Asset Management Co., Ltd	97,338	53,244	2,154	312	219
Woori Finance Research Institute	3,710	334	4,445	108	100
Woori Card	7,606,108	6,180,893	1,555,373	109,393	116,381
Woori Investment Bank	1,576,627	1,404,566	178,572	23,872	23,897
Woori Credit Information	31,292	4,416	27,884	543	618
Woori America Bank	2,186,049	1,973,263	73,909	15,266	20,899
Woori Global Markets Asia Limited	272,008	147,581	7,255	1,863	5,582
Woori Bank (China) Limited	4,984,017	4,466,812	475,174	32,025	11,505
ZAO Woori Bank	239,860	188,474	16,221	5,650	15,553
PT Bank Woori Saudara Indonesia 1906 Tbk	2,089,822	1,693,111	179,014	24,573	48,542
Woori Brazil Bank	241,229	206,043	17,059	2,786	9,600
Korea BTL Infrastructure Fund	784,770	299	33,476	29,617	29,617
Woori Fund Service	11,386	1,372	7,787	1,011	1,011
Woori Finance Cambodia	32,405	24,751	4,545	1,250	1,494
Woori Finance Myanmar	4,305	2,651	380	(613)	(569)
Wealth Development Bank	209,779	174,446	12,519	1,248	1,876
Woori Bank Vietnam Limited	159,223	278	—	(346)	3,545
Money trust under the Trust Business Act	1,525,145	1,495,815	55,540	697	697
Structured entity for the securitization of financial assets	487,431	895,824	29,480	6,912	7,138
Security investments structured entity	4,397,163	1,898,977	137,896	56,605	61,535

	As of and for the year ended December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	161,778	127,701	260,657	1,421	(833)
Woori Private Equity Asset Management Co., Ltd	89,365	45,491	3,669	1,224	1,024
Woori Finance Research Institute	3,605	328	4,149	86	62
Woori Card	6,604,059	5,295,225	1,379,873	116,858	119,976
Woori Investment Bank	1,206,156	1,057,992	129,404	10,435	7,830
Woori Credit Information	33,957	6,691	31,271	1,806	1,830
Woori America Bank	1,701,191	1,509,304	67,932	12,893	24,356
Woori Global Markets Asia Limited	245,246	126,401	6,851	1,763	8,958
Woori Bank (China) Limited	4,016,968	3,511,268	408,566	1,056	32,855
ZAO Woori Bank	261,026	225,194	17,301	7,232	(762)
PT Bank Woori Saudara Indonesia 1906 Tbk	1,770,900	1,417,952	375,747	24,023	10,691
Woori Brazil Bank	106,239	80,653	19,850	2,330	(7,377)
Korea BTL Infrastructure Fund	739,502	279	34,042	30,307	30,307
Woori Fund Service	9,818	815	6,247	358	358
Woori Finance Cambodia	22,767	16,607	2,705	579	946
Woori Finance Myanmar	2,252	29	9	(117)	(166)
Money trust under the Trust Business Act	1,477,657	1,449,024	56,397	125	125
Structured entity for the securitization of financial assets	545,534	961,065	22,728	(13,685)	(6,662)

	As of and for the year ended December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Security investments structured entity	3,071,375	562,477	126,904	26,906	41,080

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

-	Structured entity for securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

-	Structured entity for investment in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

-	Money Trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of certain jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Group.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by such investors including the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of and for the year ended December 31, 2016 and 2015 are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,426,713	61,324,862	9,131,362
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,361,910	2,790,215	1,749,494
Loans and receivables	65,470	2,414,044	—
Financial assets at fair value through profit or loss	—	254,150	—
Available-for-sale financial assets	1,216,446	115,843	1,664,865
Held-to-maturity financial assets	2,079,648	—	—
Investments in joint ventures and associates	—	—	84,629
Derivative assets	346	6,178	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,363	1,224	—
Derivative liabilities	201	362	—
Other liabilities (including provisions)	1,162	862	—
The maximum exposure to risks	4,263,993	3,802,210	1,749,494
Investments	3,361,910	2,790,215	1,749,494
Purchase agreements	28,000	—	—
Credit facilities	834,083	970,195	—
Other commitments	40,000	41,800	—
Loss recognized on unconsolidated structured entities	6,353	71,185	683

	December 31, 2015
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	10,138,371	48,198,653	7,611,232
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,219,809	2,879,310	963,747
Loans and receivables	148,811	2,439,207	26,976
Financial assets at fair value through profit or loss	—	274,175	—
Available-for-sale financial assets	1,649,949	133,455	654,705
Held-to-maturity financial assets	2,420,870	—	—
Investments in joint ventures and associates	—	—	282,066
Derivative assets	179	32,473	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	3,688	728	—
Derivative liabilities	126	—	—
Other liabilities (including provisions)	3,562	728	—
The maximum exposure to risks	5,250,850	3,877,161	963,747
Investments	4,219,809	2,879,310	963,747
Purchase agreements	74,000	48,000	—
Credit facilities	957,041	949,851	—
Loss recognized on unconsolidated structured entities	2,205	47,942	—

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	December 31, 2016	December 31, 2015
Woori Investment Bank	73,986	64,013
PT Bank Woori Saudara Indonesia 1906 Tbk	70,249	58,880
Wealth Development Bank	16,983	—

2)	Net income attributable to non-controlling interests

	For the year ended December 31, 2016	For the year ended December 31, 2015
Woori Investment Bank	9,990	4,353
PT Bank Woori Saudara Indonesia 1906 Tbk	6,383	6,241
Wealth Development Bank	611	—

3)	Dividends to non-controlling interests

	For the year ended December 31, 2016	For the year ended December 31, 2015
PT Bank Woori Saudara Indonesia 1906 Tbk	1,242	778

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation

The Group’s consolidated financial statements are prepared in accordance with K-IFRS.

The significant accounting policies that have been applied for the preparation of the consolidated financial statements for the year ended on December 31, 2016 are described below, and the significant accounting policies are the same as the accounting policies applied for the preparation of the previous year’s consolidated financial statements, except the impacts from the adoptions of accounting standards or interpretations which are explained below.

The Group’s consolidated financial statements have been prepared based on the historical cost method except for specific non-current assets and certain financial assets or liabilities reported at fair value. The historical cost is generally measured by fair value of acquired assets.

The consolidated financial statements of the Group were approved by the board of directors on February 8, 2017.

1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1110 – Consolidated Financial Statements & K-IFRS 1112 – Disclosure of interests in other entities & K-IFRS 1028 – Investment in associates

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1111 – Joint Arrangement

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The adoption of the amendments has no material impact on the Group’s consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1007 – Statement of Cashflows

The amendments require that changes in liabilities arising from financial activities are disclosed. The amendments are effective for annual periods beginning on or after January 1, 2017.

Amendments to K-IFRS 1012 – Income Taxes

The amendments clarify that unrealized losses on fixed-rate debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the holder expects to recover the carrying amount of the debt instrument by sale or by use and that the estimate of probable future taxable profit may include the recovery of some of assets for more than their carrying amount. When the Group assesses whether there will be sufficient taxable profit, the Group should compare the deductible temporary differences with future taxable profit that excludes tax deductions resulting from the reversal of those deductible temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2017.

Amendments to K-IFRS 1102 – Share-based Payment

The amendments include: 1) when measuring the fair value of share-based payment, the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payment should be consistent with the measurement of equity-settled share-based payment, 2) Share-based payment transaction in which the Group settles the share-based payment arrangement net by withholding a specified portion of the equity instruments per statutory tax withholding requirements would be classified as equity-settled in its entirety, if otherwise would be classified as equity-settled without the net settlement feature, and 3) when a cash-settled share-based payment changes to an equity-settled share-based payment because of modifications of the terms and conditions, the original liability recognized is derecognized and the equity-settled share-based payment is recognized at the modification date fair value. Any difference between the carrying amount of the liability at the modification date and the amount recognized in equity at the same date would be recognized in profit and loss immediately. The amendments are effective for annual periods beginning on or after January 1, 2018.

Enactment of K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Group is in the process of changing the related accounting systems to adopt K-IFRS 1109, however the impact from the adoption on the Group’s consolidated financial statements is yet to be analyzed. Meanwhile, the typical financial impacts per each major requirements under the Standard that are expected to be applicable are as follows:

Phase 1: Classification and measurement of financial assets and financial liabilities

All recognized financial assets that are currently within the scope of K-IFRS 1109 will be subsequently measured either at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through Profit or Loss (FVTPL) under K-IFRS 1109 based on the business model and the nature of the contractual cash flows. Specifically:

The business model

The nature of contractual cash flows	Objective is to collect the contractual cash flows	Objective is achieved both by collecting the contractual cash flows and selling financial assets	Objective is to sell financial assets and so on

Contractual cash flows that are solely payment of principal and interest	Measured at amortized cost(*)	Measure at FVOCI(*)	Measure at FVTPL

Other than the above	Measure at FVTPL	Measure at FVTPL	Measure at FVTPL

(*)	For eliminating or reducing accounting discrepancies an irrevocable election can be made at initial recognition to measure the investment at FVTPL

In accordance with K-IFRS 1039, the Group holds Loans and receivables amounting to 258,392,633 million Won, Held-to-maturity financial assets amounting to 13,910,251 million Won, Available-for-sale financial assets amounting to 20,817,583 million Won and FVTPL amounting to 5,650,724 million Won as of December 31, 2016.

In accordance with K-IFRS 1109, an entity may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income, and the amount amounts should be recycled to profit or loss. In accordance with K-IFRS 1039, the Group holds equity investments that are classified as Available-for-sale financial assets (except for the puttable instrument defined in K-IFRS 1032) amounting to 1,161,292 million Won as of December 31, 2016.

One major change from K-IFRS 1039 relates to the presentation of changes in the fair value of a financial liabilities designated as at FVTPL attributable to changes in the credit risk of that liability. Under K-IFRS 1109, such changes are presented in other comprehensive income, unless the presentation of the effect of the change in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss.

In case a Hybrid contract contains financial asset hosts, an entity shall recognize the entire hybrid contract as financial asset, not separating the embedded derivative from the host.

In accordance with K-IFRS 1039, the Group holds financial liabilities designated as at FVTPL 766,880 million Won as of December 31, 2016.

Phase 2: Impairment methodology

The impairment model under K-IFRS 1109 reflects expected credit losses. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, an entity always accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

In accordance with K-IFRS 1109, the allowance for doubtful receivables is measured at the amount equivalent to the expected 12-month credit loss or the lifetime expected credit loss, depending on the degree of deterioration of the credit risk after the initial recognition of the financial asset.

	Stage 1	Stage 2	Stage 3
Stage	In case the exposure’s credit risk has not increased significantly since initial recognition	In case the exposure has suffered a significant increase in credit risk	In case the exposure meets the accounting definition of credit impaired

Allowance recognition	The Group recognizes only 12-month expected credit losses as a loss allowance	The Group recognizes a loss allowance equal to lifetime expected credit losses

Meanwhile, K-IFRS 1109 requires that, an entity shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

In accordance with K-IFRS 1039, the Group holds loans and receivables amounting to 260,419,729 million Won and Allowance for credit losses amounting to 2,027,096 million Won as of December 31, 2016.

Phase 3: Hedge accounting

The general hedge accounting requirements of K-IFRS 1109 retain the three types of hedge accounting mechanisms in K-IFRS 1039: Fair Value Hedge, Cash Flow Hedge, and Hedge of Net Investment in a Foreign Operation. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’ Retrospective assessment of hedge effectiveness is no longer required. Far more disclosure requirements about an entity’s risk management activities have been introduced.

Enactment of K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The enactment introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The enactment is effective for annual periods beginning on or after 1 January 2018.

The Group is reviewing the impact from the amendments and the enactments listed above on the Group’s consolidated financial statements.

(2)	Basis of consolidated financial statement presentation

The consolidated financial statements incorporate the financial statements of the Bank and the entities (including structured entities) controlled by the Bank (and its subsidiaries, that is the Group). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•	Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income are attributed to the owner of the Group and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intra-group transactions and, related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the Group.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1039 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3)	Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in net income as incurred.

At the acquisition date, the acquiree’s identifiable assets, liabilities and contingent liabilities that meet the condition for recognition under K-IFRS 1103 are recognized at their fair value, except that:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	non-current assets (or disposal groups) that are classified as held for sale in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations are measured at the lower of their previous carrying amounts and fair value less costs to sell.

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill which is included in intangible assets.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another K-IFRS.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with K-IFRS 1039 Financial Instruments: Recognition and Measurement, or K-IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income. Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income where such treatment would be appropriate if that interest were disposed of.

In case where i) a common entity ultimately controls over all participating entities, or businesses, in business combination transaction, prior to and after the transaction continuously, and ii) the control is not temporary, the transaction meets the definition of “business combination under common control” and it is deemed that the transaction only results in the changes in legal substance, not economic substance, from the perspective of the ultimate controlling party. Thus, in such transactions, the acquirer recognizes the assets and liabilities of the acquiree on its financial statements at the book values as recognized in the ultimate controlling party’s consolidated financial statements, and the difference between the book value of consideration transferred to and the book value of net assets transferred in is recognized as equity.

(4)	Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in making decision on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the financial results of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in net income.

Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1039 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to that joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The requirements of K-IFRS 1039 Financial Instruments: Recognition and Measurement to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When a subsidiary transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(5)	Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

(a) its assets, including its share of any assets held jointly;

(b) its liabilities, including its share of any liabilities incurred jointly;

(c) its revenue from the sale of its share of the output arising from the joint operation;

(d) its share of the revenue from the sale of the output by the joint operation; and

(e) its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize its share of the gains and losses until it resells those assets to a third party.

(6)	Revenue recognition

1)	Interest income

Interest income is recognized when earned. Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity is determined using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial asset (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that is an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

2)	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest rate of loans, is accounted for deferred origination fees. Incremental cost related to the acquisition or disposal is accounted for deferred origination costs, and it is amortized on the effective interest method and included in interest revenues on loans.

3)	Fees and commissions income

Commitment and utilization fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to net income over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognized as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and determinable.

Credit card fees include commission received from merchants for processing credit card transaction and annual fees received from credit card holders. Revenue from the commission is accrued to net income when the service performed and annual fee is deferred and recognized as income over the period of the service provided.

4)	Trust fees and compensation related to trust accounts

The Group receives fees for its management of unconsolidated trust assets, which are recognized on an accrual basis when the management services are provided and earned. The Group also is entitled to receive performance-based fees for certain trust accounts. These performance-based fees are recognized at the end of the performance period. In addition, a certain trust account which the Group guarantees to repay the principals and minimum interests of the trust account to its beneficiaries shall be included in the consolidated financial statements. The Group recognizes incomes when earned and expenses when interests to be paid to beneficiaries are accrued.

(7)	Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. Foreign exchange differences on monetary items that qualify as hedging instruments in a cash flow hedge or that form part of net investment in foreign operations are recognized in equity.

A monetary available-for-sale (“AFS”) financial asset is treated as if it were carried at amortized cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortized cost are recognized in net income.

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into Korean Won at foreign exchange rates at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognized in net income except for differences arising on non-monetary AFS financial assets, for example equity shares, which are included in the AFS reserve in equity unless the asset is the hedged item in a fair value hedge.

The Group identifies the most appropriate functional currency for each foreign operation based on the foreign operation’s activities. If Korean Won is not the foreign operation’s functional currency, its assets and liabilities, including goodwill and fair value adjustments arising on acquisition, are translated into Korean Won at foreign exchange rates at the end of each reporting date while the revenues and expenses are translated into Korean Won at average exchange rates for the period unless these do not approximate to the foreign exchange rates at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognized directly in equity and included in net income on its disposal.

(8)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, interest-earning deposits with original maturities of up to 3 months of acquisition date and highly liquid investment assets that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

(9)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into Financial assets at fair value through profit or loss (“FVTPL”), AFS financial assets, held-to-maturity (“HTM”) and loans and receivables.

a)	Financial assets at FVTPL:

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading or contingent consideration that may be paid by an acquirer as part of a business combination may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial assets designated by the Group on initial recognition as at FVTPL are recognized at fair value, with transaction costs recognized in net income, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at FVTPL are recognized in net income as they arise.

b)	AFS financial assets:

Financial assets that are not classified as HTM, financial assets at FVTPL, or loans and receivables, are classified as AFS. Financial assets can be designated as AFS on initial recognition. AFS financial assets are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as AFS financial assets. Impairment losses in monetary and non-monetary AFS financial assets and dividends on non-monetary financial assets are recognized in net income. Interest revenue on monetary financial assets is calculated using the effective interest method. Other changes in the fair value of AFS financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognized in net income.

c)	HTM investments:

A financial asset may be classified as a HTM investment only if it has fixed or determinable payments, a fixed maturity, and the Group has the positive intention and ability to hold the financial asset to maturity. HTM investments are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses.

d)	Loans and receivables:

Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as AFS or as held-for-trading, or designated as at FVTPL. Loans and receivables are initially recognized at fair value plus directly related transaction costs. They are subsequently measured at amortized cost using the effective interest method less any impairment losses. Interest income is recognized using the effective interest method, except for the short-term receivables to which the present value discount is not meaningful.

2)	Financial liabilities

On initial recognition financial liabilities are classified financial liabilities at FVTPL (held for trading, and financial liabilities designated as at FVTPL) and financial liabilities measured at amortized cost.

A financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognized at fair value with transaction costs being recognized in net income. Subsequently, they are measured at fair value. Gains and losses are recognized in net income as they arise.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and K-IFRS 1039 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated as at FVTPL.

Financial liabilities that the Group designates on initial recognition as being at FVTPL are recognized at fair value, with transaction costs being recognized in net income, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at FVTPL are recognized in net income as they arise.

All other financial liabilities, such as deposits due to customers, borrowings, and debentures, are measured at amortized cost using the effective interest method.

3)	Reclassifications

Held-for-trading and AFS financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortized cost as appropriate. Gains and losses recognized up to the date of reclassification are not reversed.

4)	Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual right to the cash flows from the asset is expired, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another company. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulated gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

On derecognition of a financial assets other than in its entirety (e.g. when the Group retains an option to repurchase part of a transferred asset, or it retains a residual interest and such an retained interest indicates that the transferor has neither transferred nor retained substantially all the risks and rewards of ownership and has retained control of the transferred asset), the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair value of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part that is no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair value of those parts.

The Group derecognizes the financial liability, when Group’s obligations are discharged, canceled or expired. The difference between paid cost and the carrying amount of financial liabilities is recorded in profit or loss.

5)	Fair value of financial assets and liabilities

Financial instruments classified as held-for-trading or designated as at FVTPL and financial assets classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in and orderly transaction between market participants at the measurement date. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. The Group characterizes active markets as those in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Where a financial instrument is not in active market characterized by low transaction volumes, price quotations which vary substantially among market participants, or in which minimal information is released publicly, fair values are established using valuation techniques rely on alternative market data or internally developed models using significant inputs that are generally readily observable from objective sources. Market data includes prices of financial instruments with similar maturities and characteristics, duration, interest rate yield curves, and measures of volatility. The amount determined to be fair value may incorporate the management of the Group’s own assumptions (including assumptions that the Group believes market participants would use in valuing the financial instruments and assumptions relating to appropriate risk adjustments for nonperformance and lack of marketability).

The valuation techniques used to estimate the fair value of the financial instruments include market approach and income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined by reference to a recent transaction involving the financial instruments or by reference to observable valuation measures for comparable companies or assets.

Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current market expectations about the future amounts. In determining value under this approach, the Group makes assumptions regarding, among other things, revenues, operating income, depreciation and amortization, capital expenditures, income taxes, working capital needs, and terminal value of the financial investments. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

The following are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

a)	Financial assets at FVTPL and AFS financial assets:

The fair value of the securities included in financial assets at FVTPL and AFS financial assets are recognized in the consolidated statements of financial position based on quoted market prices, where available. For debt securities traded in the OTC market, the Group generally determines fair value based on prices obtained from independent pricing services. Specifically, with respect to independent pricing services, the Group obtains three prices per instrument from reputable independent pricing services in Korea, and generally uses the lowest of the prices obtained from such services without further adjustment. For non-marketable equity securities, the Group obtains prices from the independent pricing services. The Group validates prices received from such independent pricing services using a variety of means, including verification of the qualification of the independent pricing services, corroboration of the pricing by comparing the prices among the independent pricing services and by reference to other available market data, and review of the pricing model and assumptions used by the independent pricing services by the Group’s personnel who are familiar with market-related conditions.

b)	Derivative assets and liabilities:

Quoted market prices are used for the Group’s exchange-traded derivatives, such as certain interest rate futures and option contracts. All of the Group’s derivatives are traded in OTC markets where quoted market prices are not readily available are valued using internal valuation techniques. Valuation techniques and inputs to internally developed models depend on the type of derivative and nature of the underlying rate, price or index upon which the derivative’s value is based. If the model inputs for certain derivatives are not observable in a liquid market, significant judgments on the level of inputs used for valuation techniques are required.

c)	Valuation Adjustments:

By using derivatives, the Group is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. If counterparty fails to perform, counterparty credit risk is equal to the amount reported as a derivative asset in the consolidated statements of financial position. The amounts reported as a derivative asset are derivative contracts in a gain position. Few of the Group’s derivatives are listed on an exchange. The majority of derivative positions are valued using internally developed models that use as their basis observable market inputs. Therefore, an adjustment is necessary to reflect the credit quality of each counterparty to arrive at fair value. Counterparty credit risk adjustments are applied to derivative assets, such as OTC derivative instruments, when the market inputs used in valuation models may not be indicative of the creditworthiness of the counterparty. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.

The adjustment is based on probability of default of a counterparty and loss given default. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty. To the extent derivative assets (liabilities) are subject to master netting arrangements, the exposure used to calculate the credit risk adjustment is net of derivatives in a loss (gain) position with the same counterparty and cash collateral received (paid).

6)	Impairment of the financial assets

The Group assesses at the end of each reporting date whether there is any objective evidence that a financial asset or group of financial assets classified as AFS, HTM or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence of impairment as result of one or more events that occurred after the initial recognition asset and that event (or events) has an impact on the estimated future cash flows of the financial asset.

a)	Financial assets carried at amortized cost:

If there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as HTM investments or as loans and receivables has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralized loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral.

Impairment losses are assessed individually for financial assets that are individually significant and assessed either individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognized in net income and the carrying amount of the financial asset or group of financial assets reduced by establishing a provision for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognized, the previously recognized loss is reversed by adjusting the provision. Once an impairment loss has been recognized on a financial asset or group of financial assets, interest income is recognized on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

It is not the Group’s usual practice to write-off the asset at the time an impairment loss is recognized. Impaired loans and receivables are written off (i.e. the impairment provision is applied in writing down the loan’s carrying value in full) when the Group concludes that there is no longer any realistic prospect of recovery of part or the entire loan. Amounts recovered after a loan has been written off are reflected to the provision for the period in which they are received.

b)	Financial assets carried at fair value:

When a decline in the fair value of a financial asset classified as AFS has been recognized directly in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss is removed from other comprehensive income and recognized in net income. The loss is measured as the difference between the amortized cost of the financial asset and its current fair value. Impairment losses on AFS equity instruments are not reversed through net income, but those on AFS debt instruments are reversed, if there is a decrease in the cumulative impairment loss that is objectively related to a subsequent event.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented in net in the consolidated statements of financial position when the Group has an enforceable legal right to set off and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the respective assets’ estimated useful lives using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any change in estimate accounted for on a prospective basis.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

(12)	Premises and equipment

Premises and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs to replace part of the premises and equipment are recognized in carrying amount of an asset or as an asset if it is probable that the future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis on the estimated economic useful lives as follows:

Useful life
Buildings used for business purpose	35 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 5 years
Leased assets	Useful lives of the same kind or similar other premises and equipment

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate. When the carrying amount of a fixed asset exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13)	Intangible assets and goodwill

Intangible assets are stated at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Group’s software and industrial property right (trademark) are amortized over five years using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Useful life
Patents	10 years
Development costs	5 years
Software and others	4 to 5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but tested for impairment annually to the extent of reporting unit and when there is any indication of impairment.

Goodwill acquired is allocated to each of the Group’s cash-generating units (“CGU”) expected to benefit from the synergies of the combination. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU on a pro-rata basis based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in net income in the consolidated statements of comprehensive income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives, such as goodwill and membership, or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment when there is an objective indication that the carrying amount may not be recoverable, and if the indication exists. The Group estimates the recoverable amount. Recoverable amount is the higher of value in use and net fair value less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1)	As a lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Group’s net investment in the leases being the minimum lease payments and any unguaranteed residual value discount interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized on a straight-line basis over the lease term. Operating lease assets are included within others in other assets and depreciated over their useful lives.

2)	As a lessee

Assets held under finance leases are initially recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statements of financial position as a finance lease obligation. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Contingent rentals arising under finance leases are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as expenses in the period in which they are incurred.

(16)	Derivative instruments

Derivative instruments are classified as forward, futures, option, and swap, depending on the types of transactions and are classified as either trading or hedging depending on the purpose. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognized in net income.

The Group designates certain hedging instruments to (a) hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (b) hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); and (c) hedge of a net investment in a foreign operation.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

1)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recognized in net income immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Hedge accounting is discontinued when the Group revokes the hedging relationship or when the hedging instrument is no longer qualified for hedge accounting. The fair value adjustment to the carrying amount of the hedged item is amortized to net income from that date to maturity using the effective interest method.

2)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item is recognized in net income.

Hedge accounting is discontinued when the hedging instrument is expired or sold, or it is no longer qualified for hedge accounting, and any cumulative gain or loss in other comprehensive income remains in equity until the forecast transaction is ultimately recognized in net income. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.

3)	Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The effective portion of changes in the fair value of the hedging instrument is recognized in equity while the ineffective portion is recognized immediately in net income. The cumulated gain and loss in other comprehensive income is reclassified from equity to profit or loss on the disposal or partial disposal of the foreign operations.

(17)	Provisions

The Group recognizes provision if it has a present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Group recognizes provision related to the unused portion of point rewards earned by credit card customers, payment guarantees, loan commitment and litigations. Where the Group is required to restore a leased property that is used as a branch, to an agreed condition after the contractual term expires, the present value of expected amounts to be used to dispose, decommission or repair the facilities is recognized as an asset retirement obligation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

(18)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavorable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial liabilities or equity as appropriate.

The Group recognizes common stock as equity and redeemable preferred stocks as a liability. Direct expenses related to the issuance of new shares or options are recognized as a deduction from equity, net of any tax effects. If the Group reacquires its own equity instruments, those instruments (“treasury shares”) are presented as a deduction from total equity. The gain or loss on the purchase, sale, issue, or cancellation of treasury shares is not recognized in net income but recognized directly in equity.

(19)	Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so.

A financial guarantee is recognized as a liability; initially at fair value and will be amortized, if not designated as at FVTPL, subsequently at the higher of its initial value less cumulative amortization and any provision under the contract measured in accordance with provision policy. Amortization is calculated so as to recognize fees in net income over the period of the guarantee.

(20)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expecting payment in exchange for the services, when employee renders services. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences, when the employees render service that increases their entitlement to future compensated absences. Though the Group may have no legal obligation to pay a bonus, considering some cases, the Group has a practice of paying bonuses. In such cases, the Group has a constructive obligation, and thus recognizes expenses and liabilities when the employees render service.

The Group is operating defined contribution retirement pension plans and defined benefit retirement pension plans. Contributions to defined contribution retirement pension plans are recognized as an expense when employees have rendered service entitling them to the contributions. For defined benefit retirement pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income), and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) when the Group has become not able to cancel its proposal for termination benefits, or 2) when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(21)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Current income tax expense approximates taxes to be paid or refunded for the current period and deferred income tax expense is provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, including operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is then recognized for the change in deferred tax assets or liabilities between periods. Deferred tax assets and liabilities are measured at the tax rates on the date of enactment or substantive enactment that are expected to apply in the period in which the liability is settled or the asset realized. Deferred tax assets, including the carry forwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred liabilities are not recognized if the temporary difference arises from goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.

(22)	Earnings per share (“EPS”)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions, which involve potential significant risks that may materially impact the book values of assets and liabilities on the Group’s consolidated financial statements, are as follows:

(1)	Impairment of goodwill

The Group performs goodwill impairment test annually, or whenever there is any indicator that CGU may have been impaired. Determining whether goodwill is impaired requires an estimation of the value in use of the CGU to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

(2)	Income taxes

The Group is subject to income taxes in numerous jurisdictions, which requires significant judgment in determining realization of deferred tax. Actual tax payment may be different from the provision estimate and such difference may affect the income tax expense. There are various transactions and calculations for which the ultimate tax determination is uncertain. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized, only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. This assessment requires significant management estimates and judgments. Future taxable profit is estimated based on, among other relevant factors, forecasted operating results, which are based on historical financial performance. In the event the Group was to determine that it would be able to realize its deferred income tax assets in the future at an amount different than their net recorded amount, the Group would make an adjustment to the provision for income taxes at such time.

Under the Earnings Accumulation Tax (EAT) regime, the Group may incur additional tax burden depending on its level of investment, payroll increase or cash dividends for the preceding three years from 2015. As such, there exists uncertainty with regard to the estimation of such tax impact to the Group, which is measured by the management given the level of expected investment, payroll increase and cash dividends.

(3)	Valuation of Financial Instruments

Financial instruments classified as held-for trading or designated as at FVTPL and financial instruments classified as AFS are recognized in the financial statements at fair value. All derivatives are measured at fair value. Financial instruments, which are not traded in active market will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks. The fair value of those assets is established by using valuation techniques.

As described in the significant accounting policies in Note 2-(9)-5), ‘ Fair value of financial assets and liabilities’, a range of valuation techniques, which include market approach and income approach and internally developed models that incorporate various types of assumptions and variables, are used to determine the fair value of financial instruments.

(4)	Impairment of loans

Impairment loss for loans and receivables carried at amortized cost is measured as the difference between such assets’ carrying value and the present value of estimated recoverable cash flows (not include any future loss events that have not occurred) discounted by using the initial effective interest rate. After initial recognition, when the estimated cash flow of the financial asset is affected by one or more loss events, it is determined that the financial asset is impaired.

The objective evidences that a financial asset is impaired incorporate below loss events:

1)	Financial assets that are individually assessed

•	Past due
•	Debt restructuring
•	Possible state of debtor’s bankruptcy or liquidation
•	Occurrence of significant impairment on securities
•	Breach of limit or debt covenant
•	Deterioration of operating performance

2)	Financial assets that are not individually assessed

•	Repayment status of debtor or observable macro-economic indexes

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

There are two components to the Group’s loan impairment provisions (individual and collective).

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of debtor and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment losses are established on a portfolio basis using the methodology based on historical loss experience. The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and debtors, credit rating, portfolio size, loss emergence period and recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

(5)	Defined benefit plan

The Group operates defined benefit retirement pension plans. Defined benefit retirement pension plans are measured through actuarial valuation and the Group estimates discount rate, future wage growth rate, mortality ratio to produce actuarial valuation. Defined benefit retirement pension plans contain significant uncertainty in these estimates due to its long-term characteristic.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Loans and receivables:
Korean treasury and government agencies	16,058,305	12,062,603
Banks	20,242,260	19,048,126
Corporates	88,985,566	93,765,023
Consumers	133,106,502	119,966,310

Sub-total	258,392,633	244,842,062

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking assets	26,180	24,884
Debt securities held for trading	2,644,916	2,617,406
Financial assets designated at FVTPL	4,348	986
Derivative assets for trading	2,898,295	2,390,497

Sub-total	5,573,739	5,033,773

Available-for-sale (“AFS”) debt securities	16,541,888	14,723,577
Held-to-maturity (“HTM”) securities	13,910,251	13,621,640
Derivative assets for hedging	140,577	183,128
Off-balance accounts :
Guarantees	14,761,784	17,315,443
Loan commitments	83,795,496	88,211,580

Sub-total	98,557,280	105,527,023

Total	393,116,368	383,931,203

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2016
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	241,380,250	4,286,018	2,792,088	895,874	323,470	8,714,933	258,392,633
Financial assets at FVTPL	5,205,849	6,525	—	261,547	81	99,737	5,573,739
AFS debt securities	16,155,290	13,845	137,861	—	—	234,892	16,541,888
HTM securities	13,758,863	—	20,336	—	—	131,052	13,910,251
Derivative assets	74,166	—	—	66,342	—	69	140,577
Off-balance accounts	96,245,092	737,513	103,130	80,831	23,250	1,367,464	98,557,280

Total	372,819,510	5,043,901	3,053,415	1,304,594	346,801	10,548,147	393,116,368

	December 31, 2015
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	231,685,404	2,808,255	2,606,044	644,387	192,599	6,905,373	244,842,062
Financial assets at FVTPL	4,664,382	11,794	—	269,039	—	88,558	5,033,773
AFS debt securities	14,427,447	38,094	96,443	—	—	161,593	14,723,577
HTM securities	13,525,799	—	15,112	—	—	80,729	13,621,640
Derivative assets	91,022	—	—	91,538	—	568	183,128
Off-balance accounts	103,454,192	607,685	88,552	107,239	28,884	1,240,471	105,527,023

Total	367,848,246	3,465,828	2,806,151	1,112,203	221,483	8,477,292	383,931,203

(*)	Others consist of financial assets in Indonesia, Vietnam, Panama, European countries and others.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	December 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	46,040,278	35,652,974	37,711,983	3,789,670	125,558,637	9,639,091	258,392,633
Financial assets at FVTPL	77,198	360,881	4,093,567	24,140	993	1,016,960	5,573,739
AFS debt securities	1,092,279	57,781	9,568,151	63,166	—	5,760,511	16,541,888
HTM securities	1,673,971	—	8,290,451	251,599	—	3,694,230	13,910,251
Derivative assets	—	—	140,577	—	—	—	140,577
Off-balance accounts	18,423,611	26,878,320	9,927,574	4,621,971	33,603,651	5,102,153	98,557,280

Total	67,307,337	62,949,956	69,732,303	8,750,546	159,163,281	25,212,945	393,116,368

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,470,594	37,699,589	32,604,765	5,160,497	112,491,741	8,414,876	244,842,062
Financial assets at FVTPL	124,325	346,684	3,241,785	35,096	21	1,285,862	5,033,773
AFS debt securities	781,989	47,119	9,213,137	31,159	—	4,650,173	14,723,577
HTM securities	1,931,529	20,000	7,875,325	472,209	—	3,322,577	13,621,640
Derivative assets	—	—	183,128	—	—	—	183,128
Off-balance accounts	18,572,657	31,975,235	13,871,934	5,307,240	30,606,423	5,193,534	105,527,023

Total	69,881,094	70,088,627	66,990,074	11,006,201	143,098,185	22,867,022	383,931,203

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition is as follows (Unit: Korean Won in millions):

	December 31, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	16,062,399	20,258,860	49,815,352	31,520,617	7,142,440	88,478,409	132,195,005	256,994,673
Loans and receivables overdue but not impaired	—	—	48,294	57,245	—	105,539	765,829	871,368
Impaired loans and receivables	—	—	1,404,568	429,955	208,372	2,042,895	510,793	2,553,688

Gross loans and receivables	16,062,399	20,258,860	51,268,214	32,007,817	7,350,812	90,626,843	133,471,627	260,419,729

Allowance for credit losses	4,094	16,600	1,156,000	424,142	61,135	1,641,277	365,125	2,027,096

Total, net	16,058,305	20,242,260	50,112,214	31,583,675	7,289,677	88,985,566	133,106,502	258,392,633

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small and medium sized enterprise	Project financing and others	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	12,065,749	19,062,673	53,282,955	31,665,220	7,618,968	92,567,143	118,888,052	242,583,617
Loans and receivables overdue but not impaired	—	682	66,770	91,406	—	158,176	900,313	1,059,171
Impaired loans and receivables	—	2,331	2,005,366	506,793	585,684	3,097,843	577,157	3,677,331

Gross loans and receivables	12,065,749	19,065,686	55,355,091	32,263,419	8,204,652	95,823,162	120,365,522	247,320,119

Allowance for credit losses	3,146	17,560	1,393,401	516,891	147,847	2,058,139	399,212	2,478,057

Total, net	12,062,603	19,048,126	53,961,690	31,746,528	8,056,805	93,765,023	119,966,310	244,842,062

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing and others	Sub-total
Upper grade (*1)	16,058,288	20,242,260	41,461,420	18,755,963	5,337,033	65,554,416	128,374,017	230,228,981
Lower grade (*2)	17	—	7,941,871	12,550,282	1,763,658	22,255,811	3,680,920	25,936,748

Total	16,058,305	20,242,260	49,403,291	31,306,245	7,100,691	87,810,227	132,054,937	256,165,729

Value of collateral	—	358,456	18,003,674	25,493,006	3,996,162	47,492,842	111,054,910	158,906,208

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Upper grade (*1)	12,062,603	19,044,317	41,511,690	16,597,807	5,275,015	63,384,512	114,559,012	209,050,444
Lower grade (*2)	—	1,044	11,434,413	14,817,366	2,271,579	28,523,358	4,187,183	32,711,585

Total	12,062,603	19,045,361	52,946,103	31,415,173	7,546,594	91,907,870	118,746,195	241,762,029

Value of collateral	11,391	413,893	18,096,065	24,412,038	4,220,936	46,729,039	98,376,621	145,530,944

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 828,944 million Won and 821,588 million Won as of December 31, 2016 and 2015, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	December 31, 2016
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	—	45,255	41,329	—	86,584	584,995	671,579
30~59 days	—	—	1,553	8,933	—	10,486	90,296	100,782
60~89 days	—	—	337	2,123	—	2,460	49,151	51,611

Total	—	—	47,145	52,385	—	99,530	724,442	823,972

Value of collateral (*)	—	—	7,021	45,304	—	52,325	546,164	598,489

	December 31, 2015
Past due	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Less than 30 days	—	92	52,157	58,854	—	111,011	716,245	827,348
30~59 days	—	120	3,902	16,584	—	20,486	98,889	119,495
60~89 days	—	222	9,537	4,969	—	14,506	39,330	54,058

Total	—	434	65,596	80,407	—	146,003	854,464	1,000,901

Value of collateral (*)	—	—	4,340	63,749	—	68,089	644,073	712,162

(*)	The value of collateral held is the recoverable amount used when calculating allowance for credit losses. Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 47,396 million Won and 58,270 million Won as of December 31, 2016 and 2015, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	—	661,778	225,045	188,986	1,075,809	327,123	1,402,932
Value of collateral (*)	—	—	482,680	236,954	42,166	761,800	250,583	1,012,383

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing and others	Sub-total
Impaired loans	—	2,331	949,991	250,948	510,211	1,711,150	365,651	2,079,132
Value of collateral (*)	—	—	840,461	285,873	174,918	1,301,252	294,725	1,595,977

(*)	The value of collateral held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,150,756 million Won and 1,598,199 million Won as of December 31, 2016 and 2015, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2016
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,658,332	12,490,934	13,342,384	27,491,650
AA- ~ AA+	720,535	3,372,310	466,401	4,559,246
BBB- ~ A+	266,049	618,736	101,466	986,251
Below BBB-	4,348	59,908	—	64,256

Total	2,649,264	16,541,888	13,910,251	33,101,403

	December 31, 2015
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,670,647	11,802,897	13,158,286	26,631,830
AA- ~ AA+	651,103	2,238,670	380,541	3,270,314
BBB- ~ A+	295,656	656,238	82,813	1,034,707
Below BBB-	986	25,772	—	26,758

Total	2,618,392	14,723,577	13,621,640	30,963,609

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by each department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions, variables, and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average Value at Risk (“VaR”) for the year ended December 31, 2016 and 2015, respectively, and the VaR as of December 31, 2016 and 2015, respectively, are as follows (Unit: Korean Won in millions):

	As of December 31, 2016	For the year ended December 31, 2016			As of December 31, 2015	For the year ended December 31, 2015
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,250	2,844	6,430	1,367	2,907	2,742	3,991	1,211
Stock price	4,191	3,456	5,063	2,304	3,186	2,411	4,377	531
Foreign currencies	4,396	4,914	7,686	3,967	3,997	3,415	4,847	2,329
Commodity price	152	113	325	21	117	102	218	5
Diversification	(5,630)	(5,355)	(10,385)	(4,034)	(5,017)	(3,858)	(6,910)	(411)

Total VaR(*)	6,359	5,972	9,119	3,625	5,190	4,812	6,523	3,665

(*)	VaR= Value at Risk

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	December 31, 2016		December 31, 2015
	NII (*1)	NPV (*2)	NII (*1)	NPV (*2)
Base case	4,367,411	21,556,632	4,248,972	22,441,148
Base case (Prepay)	4,384,783	20,666,425	4,243,033	21,418,343
IR 100bp up	4,802,118	20,893,490	4,628,056	21,747,451
IR 100bp down	3,903,129	22,279,204	3,863,665	23,192,051
IR 200bp up	5,236,879	20,289,742	5,007,090	21,107,510
IR 200bp down	2,975,351	23,052,848	3,137,452	23,998,930
IR 300bp up	5,671,639	19,742,627	5,386,122	20,517,630
IR 300bp down	1,968,273	25,096,193	2,123,516	25,345,104
(*1)	Net Interest Income
(*2)	Net Portfolio Value

The interest EaR and VaR are calculated based on the BIS Framework of other subsidiaries other than the Bank and consolidated trusts are as follows (Unit: Korean Won in millions):

December 31, 2016		December 31, 2015
EaR	VaR	EaR	VaR
188,381	110,335	153,717	80,086

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,237,350	42,032,667	8,064,502	7,757,087	55,838,192	35,245,734	297,175,532
AFS financial assets	3,165,094	2,946,992	2,854,514	2,915,226	5,029,918	713,596	17,625,340
HTM financial assets	2,770,079	1,515,213	1,246,503	1,143,170	6,853,951	892,030	14,420,946

Total	154,172,523	46,494,872	12,165,519	11,815,483	67,722,061	36,851,360	329,221,818

Liability:
Deposits due to customers	100,051,821	36,614,529	25,028,378	25,017,836	34,513,004	40,737	221,266,305
Borrowings	13,772,710	1,044,748	491,330	368,431	2,816,565	421,677	18,915,461
Debentures	2,109,235	2,077,681	860,455	1,545,943	14,613,799	4,143,773	25,350,886

Total	115,933,766	39,736,958	26,380,163	26,932,210	51,943,368	4,606,187	265,532,652

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	140,191,350	41,178,643	8,201,386	8,043,459	50,083,399	30,613,803	278,312,040
AFS financial assets	1,346,353	2,176,565	2,821,168	2,031,687	6,480,914	702,884	15,559,571
HTM financial assets	1,980,893	1,652,225	1,191,175	1,611,999	6,957,745	922,081	14,316,118

Total	143,518,596	45,007,433	12,213,729	11,687,145	63,522,058	32,238,768	308,187,729

Liability:
Deposits due to customers	96,907,809	31,975,594	21,386,037	28,539,885	30,592,054	26,732	209,428,111
Borrowings	13,631,363	1,601,846	900,149	498,146	3,088,516	499,110	20,219,130
Debentures	3,056,172	1,142,939	747,728	2,028,080	12,197,477	4,584,085	23,756,481

Total	113,595,344	34,720,379	23,033,914	31,066,111	45,878,047	5,109,927	253,403,722

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,868	27,635,970	108,944	1,129,539	23,194	4,018,678	1,548	1,962,856	4,382,990	39,130,033
Financial assets at FVTPL	66	79,386	57	589	—	—	30	37,562	34,124	151,661
AFS financial assets	898	1,085,108	—	—	80	13,844	—	570	144,799	1,244,321
HTM financial assets	17	20,517	—	—	—	—	—	—	143,535	164,052

Total	23,849	28,820,981	109,001	1,130,128	23,274	4,032,522	1,578	2,000,988	4,705,448	40,690,067

	December 31, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	75	90,908	253	2,621	—	—	88	111,098	115,980	320,607
Deposits due to customer	11,294	13,648,729	124,790	1,293,835	18,950	3,283,291	651	825,165	2,402,076	21,453,096
Borrowings	7,193	8,692,792	3,243	33,625	—	—	222	280,894	115,332	9,122,643
Debentures	2,931	3,541,769	—	—	700	121,282	—	—	228,720	3,891,771
Other financial liabilities	2,235	2,700,703	12,390	128,464	1,508	261,278	245	310,396	846,990	4,247,831

Total	23,728	28,674,901	140,676	1,458,545	21,158	3,665,851	1,206	1,527,553	3,709,098	39,035,948

Off-balance accounts	8,593	10,384,163	28,675	297,304	1,061	183,883	374	473,845	312,187	11,651,382

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	25,178	29,509,364	112,138	1,089,991	16,177	2,887,324	1,141	1,460,773	3,163,999	38,111,451
Financial assets at FVTPL	143	167,270	113	1,096	—	—	1	987	428	169,781
AFS financial assets	483	565,872	—	—	211	37,671	—	622	80,273	684,438
HTM financial assets	13	15,288	—	—	—	—	—	—	80,553	95,841

Total	25,817	30,257,794	112,251	1,091,087	16,388	2,924,995	1,142	1,462,382	3,325,253	39,061,511

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
Deposits due to customer	11,701	13,713,829	114,940	1,117,225	15,174	2,708,309	301	385,077	1,204,774	19,129,214
Borrowings	8,757	10,262,750	17,834	173,350	276	49,231	441	565,235	111,447	11,162,013
Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	503,066	4,339,875
Other financial liabilities	2,150	2,519,715	3,176	30,867	2,850	508,596	69	88,658	706,388	3,854,224

Total	25,811	30,249,559	142,129	1,381,504	19,200	3,426,768	877	1,123,526	2,623,987	38,805,344

Off-balance accounts	9,914	11,619,118	26,451	257,103	797	142,208	528	676,588	504,092	13,199,109

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	136,835,315	28,685,473	19,254,108	30,875,962	6,284,092	2,732,019	224,666,969
Borrowings	9,146,895	2,355,336	876,836	1,486,710	4,711,273	420,720	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	163,583,751	33,147,269	20,997,114	33,882,676	25,875,498	10,021,332	287,507,640

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	123,618,943	25,623,490	17,391,363	35,942,949	7,623,477	2,716,859	212,917,081
Borrowings	8,678,642	2,504,599	2,126,241	1,155,179	5,311,041	499,722	20,275,424
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,448,045	25,530	4,504	2,429	84,660	2,589,577	11,154,745

Total	144,532,098	29,297,032	20,270,032	39,140,322	25,377,983	10,390,160	269,007,627

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	678,813	1,529	94	47	154,325	—	834,808
Deposits due to customers	148,089,355	30,163,971	17,600,803	20,947,335	5,128,387	2,331,993	224,261,844
Borrowings	9,146,901	2,355,332	876,835	1,486,710	4,711,273	420,719	18,997,770
Debentures	2,108,780	2,077,387	860,596	1,518,524	14,641,016	4,116,768	25,323,071
Other financial liabilities	14,813,948	27,544	5,480	1,433	84,792	2,751,825	17,685,022

Total	174,837,797	34,625,763	19,343,808	23,954,049	24,719,793	9,621,305	287,102,515

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	129,716,295	27,884,256	16,876,865	28,164,198	6,506,300	3,384,994	212,532,908
Borrowings	8,678,664	2,504,588	2,126,234	1,155,176	5,311,041	499,722	20,275,425
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,454,338	25,530	4,504	2,429	84,660	2,589,577	11,161,038

Total	150,635,765	31,557,787	19,755,527	31,361,568	24,260,806	11,058,295	268,629,748

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2016 and 2015 as follow:

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2016	3,009,977	—	—	208	7,013	—	3,017,198
December 31, 2015	2,580,827	—	—	—	—	—	2,580,827

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Guarantees	14,761,784	17,315,443
Loan commitments	83,795,496	88,211,580

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by the independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to this regulation, the Group is required to meet the following new minimum requirements: 5.38% and 4.5% Common Equity Tier 1 capital ratio, 6.88% and 6.00% Tier 1 capital ratio, and 8.88% and 8.00% total capital ratio as of December 31, 2016 and December 31, 2015, respectively. When the Group excludes the five subsidiaries (Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Finance Research Institute Co., Ltd.), from the calculation of the capital adequacy ratios, then the common share capital ratio 11.38%, the basic capital ratio 13.76%, and the total capital ratio 16.59%, as of December 31, 2016.The details are as following (Unit: Korean won in millions):

	December 31, 2016	December 31, 2015
Tier 1 capital	15,714,480	13,047,567
Other Tier 1 capital	3,275,496	3,016,309
Tier 2 capital	3,910,513	4,987,529

Total risk-adjusted capital	22,900,489	21,051,405

Risk-weighted assets for credit risk	138,018,500	142,127,112
Risk-weighted assets for market risk	2,277,809	2,595,566
Risk-weighted assets for operational risk	9,431,814	9,348,221

Total risk-weighted assets	149,728,123	154,070,899

Common Equity Tier 1 ratio	10.50%	8.47%
Tier 1 capital ratio	12.68%	10.43%
Total capital ratio	15.29%	13.66%

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for consumer, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Credit Card: Credit card, cash service and card loan, etc. ; and

•	Headquarter and others: Segments that are not belong to above operating segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Assets	105,931,025	104,937,198	6,337,634	8,111,230	7,606,108	82,840,235	315,763,430	(5,080,703)	310,682,727
Liabilities	62,294,922	162,937,921	55,785	7,287,850	6,180,893	51,137,220	289,894,591	242,183	290,136,774

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Assets	95,612,964	107,313,193	6,646,754	7,903,460	6,604,059	73,713,629	297,794,059	(5,934,987)	291,859,072
Liabilities	46,049,309	170,127,944	41,772	6,410,552	5,295,225	42,578,200	270,503,002	2,046,155	272,549,157

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Net Interest income	1,484,233	1,741,140	14,613	48,826	428,095	713,678	4,430,585	588,959	5,019,544
Interest income	2,979,811	3,026,148	153,160	19,575	556,681	1,492,148	8,227,523	284,789	8,512,312
Interest expense	(1,023,290)	(1,780,990)	(225)	(324)	(128,586)	(863,523)	(3,796,938)	304,170	(3,492,768)
Inter-segment	(472,288)	495,982	(138,322)	29,575	—	85,053	—	—	—
Net non-interest income	557,410	550,194	160,885	4,033	79,713	302,800	1,655,035	(955,696)	699,339
Non-interest income	923,810	535,514	605,026	7,590,087	986,147	4,563,280	15,203,864	(433,880)	14,769,984
Non-interest expense	(405,912)	(32,873)	(444,141)	(7,586,054)	(906,434)	(4,173,415)	(13,548,829)	(521,816)	(14,070,645)
Inter-segment	39,512	47,553	—	—	—	(87,065)	—	—	—

	For the year ended December 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Other expense	(1,875,579)	(1,476,190)	(110,863)	(51,995)	(364,137)	(574,606)	(4,453,370)	308,693	(4,144,677)
Administrative expense	(1,788,672)	(966,878)	(14,983)	(17,964)	(148,001)	(793,978)	(3,730,476)	252,001	(3,478,475)
Impairment losses on credit loss and others	(86,907)	(509,312)	(95,880)	(34,031)	(216,136)	219,372	(722,894)	56,692	(666,202)
Operating income	166,064	815,144	64,635	864	143,671	441,872	1,632,250	(58,044)	1,574,206
Non-operating income	(35,081)	(1,619)	46,559	(5,288)	(1,504)	55,291	58,358	(79,175)	(20,817)
Net income before income tax expense	130,983	813,525	111,194	(4,424)	142,167	497,163	1,690,608	(137,219)	1,553,389
Income tax expense	(31,698)	(203,983)	(26,909)	1,071	(32,774)	16,475	(277,818)	1,962	(275,856)
Net income	99,285	609,542	84,285	(3,353)	109,393	513,638	1,412,790	(135,257)	1,277,533

	For the year ended December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Net Interest income	1,289,088	1,699,913	5,601	40,913	378,019	743,092	4,156,626	605,274	4,761,900
Interest income	2,850,985	3,255,796	154,460	19,394	500,449	1,585,636	8,366,720	331,515	8,698,235
Interest expense	(1,227,921)	(1,880,195)	(18)	(81)	(122,430)	(979,449)	(4,210,094)	273,759	(3,936,335)
Inter-segment	(333,976)	324,312	(148,841)	21,600	—	136,905	—	—	—
Net non-interest income	554,957	513,686	115,111	18,015	98,034	279,437	1,579,240	(947,937)	631,303
Non-interest income	886,057	503,321	489,659	5,760,567	871,486	3,245,543	11,756,633	(366,953)	11,389,680
Non-interest expense	(353,032)	(25,993)	(374,548)	(5,742,552)	(773,452)	(2,907,816)	(10,177,393)	(580,984)	(10,758,377)
Inter-segment	21,932	36,358	—	—	—	(58,290)	—	—	—
Other expense	(1,790,292)	(1,795,561)	53,089	(44,187)	(321,265)	(470,592)	(4,368,808)	327,191	(4,041,617)
Administrative expense	(1,782,234)	(925,566)	(14,933)	(16,945)	(124,362)	(553,539)	(3,417,579)	267,190	(3,150,389)
Impairment losses on credit loss and others	(8,058)	(869,995)	68,022	(27,242)	(196,903)	82,947	(951,229)	60,001	(891,228)
Operating income	53,753	418,038	173,801	14,741	154,788	551,937	1,367,058	(15,472)	1,351,586
Non-operating income	(19,113)	(2,189)	43,728	197	(5,150)	136,954	154,427	(54,067)	100,360
Net income before income tax expense	34,640	415,849	217,529	14,938	149,638	688,891	1,521,485	(69,539)	1,451,946
Income tax expense	(8,383)	(98,886)	(52,642)	(3,615)	(32,780)	(136,891)	(333,197)	(43,357)	(376,554)
Net income	26,257	316,963	164,887	11,323	116,858	552,000	1,188,288	(112,896)	1,075,392

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the years ended December 31, 2016 and 2015 amounted to 22,265,508 million Won and 18,974,359 million Won, respectively, and revenue from the foreign customers amounted to 1,016,788 million Won and 1,113,556 million Won, respectively. Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of December 31, 2016 and 2015 are 3,498,327 million Won and 3,666,276 million Won, respectively, and foreign subsidiaries are 240,946 million Won and 220,093 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Cash and checks	2,113,739	2,091,064
Foreign currencies	742,340	656,183
Demand deposits	4,238,956	3,286,747
Fixed deposits	496,289	610,061

Total	7,591,324	6,644,055

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Changes in other comprehensive income due to valuation of AFS financial assets	12,586	72,297
Changes in other comprehensive income (loss) of investment in associates	(7,937)	3,295
Changes in other comprehensive income of foreign operations translation	28,712	33,837
Changes in other comprehensive income related to valuation of cash flow hedging	10,371	—
Changes in other comprehensive income (loss) due to remeasurement of the net defined benefit liability	34,162	(78,267)
Changes in investments in associates due to equity swap and others	—	83,002
Changes in investments in associates due to accounts transfer	(156,708)	—
Changes in unpaid dividends of hybrid equity securities	5,187	3,562
Changes in payables due to intangible assets	—	125,446

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Financial assets held for trading	5,633,724	5,120,062
Financial assets designated at FVTPL	17,000	12,595

Total	5,650,724	5,132,657

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deposits:
Gold banking assets	26,180	24,884
Securities:
Debt securities
Korean treasury and government agencies	519,337	798,397
Financial institutions	1,444,459	1,175,303
Corporates	681,120	643,706
Equity securities	35,983	62,945
Beneficiary certificates	23,891	14,017
Securities loaned	4,459	10,313

Sub-total	2,709,249	2,704,681

Derivatives assets	2,898,295	2,390,497

Total	5,633,724	5,120,062

(3)	Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Debt securities	4,348	986
Equity securities	12,652	11,609

Total	17,000	12,595

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,778,688	13,700	(3,758)	3,788,630
Financial institutions	6,310,517	7,585	(3,904)	6,314,198
Corporates	4,336,195	93,957	(20,966)	4,409,186
Asset-backed securities	250,630	—	(1,427)	249,203
Bond denominated in foreign currencies	1,226,893	1,076	(16,105)	1,211,864
Other debt securities	73,360	1,871	(3)	75,228

Sub-total	15,976,283	118,189	(46,163)	16,048,309

Equity securities	1,034,299	420,038	(724)	1,453,613
Beneficiary certificates	2,802,847	40,405	(21,170)	2,822,082
Securities loaned	493,625	3,040	(3,086)	493,579

Total	20,307,054	581,672	(71,143)	20,817,583

	As of December 31, 2015
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Debt securities:
Korean treasury and government agencies	3,529,997	28,880	(88)	3,558,789
Financial institutions	5,598,416	27,473	(64)	5,625,825
Corporates	3,809,370	79,303	(692)	3,887,981
Asset-backed securities	260,198	—	(1,541)	258,657
Bond denominated in foreign currencies	649,983	790	(12,853)	637,920
Other debt securities	12,323	8,044	—	20,367

Sub-total	13,860,287	144,490	(15,238)	13,989,539

Equity securities	967,911	376,079	(6,283)	1,337,707
Beneficiary certificates	1,119,497	23,148	(24,617)	1,118,028
Securities loaned	717,525	2,488	(3)	720,010
Others	4,665	643	—	5,308

Total	16,669,885	546,848	(46,141)	17,170,592

9.	HELD TO MATURITY FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	As of December 31, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,754,356	26,366	(6,391)	3,774,331
Financial institutions	5,168,487	9,236	(4,940)	5,172,783
Corporates	4,823,356	58,176	(7,093)	4,874,439
Bond denominated in foreign currencies	164,052	—	(428)	163,624

Total	13,910,251	93,778	(18,852)	13,985,177

	As of December 31, 2015
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Korean treasury and government agencies	3,366,942	63,895	(131)	3,430,706
Financial institutions	4,138,250	26,417	(153)	4,164,514
Corporates	6,020,607	106,541	(4,460)	6,122,688
Bond denominated in foreign currencies	95,841	—	—	95,841

Total	13,621,640	196,853	(4,744)	13,813,749

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Due from banks	14,815,476	11,174,806
Loans	235,400,585	225,547,768
Other loan and receivables	8,176,572	8,119,488

Total	258,392,633	244,842,062

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	11,395,162	6,885,516
Due from the depository banks	3	300,500
Due from non-monetary financial institutions	9,811	12,197
Due from the Korea Exchange	1,625	1,868
Others	73,283	34,525
Allowance for credit losses	(2,798)	(2,063)

Sub-total	11,477,086	7,232,543

Due from banks in foreign currencies:
Due from banks on demand	877,636	1,945,918
Time deposits	1,684,631	1,178,081
Others	778,418	822,888
Allowance for credit losses	(2,295)	(4,624)

Sub-total	3,338,390	3,942,263

Total	14,815,476	11,174,806

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	December 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	11,395,162	Reserve deposits under The BOK Act
Others	the Korea Exchange and others	70,304	Central counter party KRW margin and others

		11,465,466

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	854,612	Reserve deposits under The BOK Act and others
Others	The People’s Bank of China and others	778,418	Deposit reserves and others

		1,633,030

		13,098,496

Financial institution	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The Bank of Korea	6,885,516	Reverse deposits on The BOK Act
Others	Samsung Securities Co., Ltd. and others	34,525	Reserve deposits of the futures and options and others

		6,920,041

Due from banks in foreign currencies:
Due from banks on demand	The Bank of Korea and others	1,944,976	Reserve deposits on The BOK Act and others
Others	The People’s Bank of China and others	811,168	Reserve deposits and others

		2,756,144

		9,676,185

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Loans in local currency	191,309,481	185,154,851
Loans in foreign currencies	14,101,839	13,104,820
Domestic banker’s letter of credit	3,754,030	4,805,433
Credit card accounts	6,673,765	6,099,219
Bills bought in foreign currencies	7,758,575	6,647,918
Bills bought in local currency	414,451	134,645
Factoring receivables	96,763	149,688
Advances for customers on guarantees	25,197	44,242
Privately placed bonds	328,405	330,889
Securitized loans	252,690	309,990
Call loans	2,985,077	2,758,156
Bonds purchased under resale agreements	8,854,753	7,583,743
Loan origination costs and fees	458,639	435,005
Others	251,635	45,622
Present value discount	(13,827)	(4,985)
Allowance for credit losses	(1,850,888)	(2,051,468)

Total	235,400,585	225,547,768

(5)	Details of other loan and receivables are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
CMA accounts	190,000	213,000
Receivables	5,417,676	5,648,159
Accrued income	1,080,489	971,179
Telex and telephone subscription rights and refundable deposits	1,019,577	1,056,309
Other receivables	639,945	650,743
Allowance for credit losses	(171,115)	(419,902)

Total	8,176,572	8,119,488

(6)	Changes in allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)
Net provision	(73,356)	(536,359)	(207,730)	(73,318)	(890,763)
Recoveries of loans previously charged off	(53,679)	(192,183)	(44,393)	(19,233)	(309,488)
Charge-offs	155,424	722,359	242,561	236,857	1,357,201
Sales of loans and receivables	2,055	113,177	—	91,800	207,032
Unwinding effect	10,319	66,901	—	—	77,220
Others	(1,188)	13,457	—	(2,510)	9,759

Ending balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)

	For the year ended December 31, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net provision	(103,166)	(744,416)	(180,563)	(83,994)	(1,112,139)
Recoveries of loans previously charged off	(29,219)	(198,089)	(34,207)	—	(261,515)
Charge-offs	240,541	1,139,102	198,077	592	1,578,312
Sales of loans and receivables	2,518	138,055	—	866	141,439
Unwinding effect	12,514	99,854	—	—	112,368
Others	(186)	7,390	—	10,180	17,384

Ending balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives, and debt securities issued by governmental bodies.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-count (“OTC”) but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	26,180	—	—	26,180
Debt securities	370,636	2,274,280	—	2,644,916
Equity securities	35,983	—	—	35,983
Beneficiary certificates	—	23,891	—	23,891
Securities loaned	4,459	—	—	4,459
Derivative assets	3,233	2,871,909	23,153	2,898,295

Sub-total	440,491	5,170,080	23,153	5,633,724

Financial assets designed at FVTPL
Debt securities	—	—	4,348	4,348
Equity securities	—	—	12,652	12,652

Sub-total	—	—	17,000	17,000

AFS financial assets
Debt securities	2,288,917	13,759,392	—	16,048,309
Equity securities	428,678	—	1,024,935	1,453,613
Beneficiary certificates	—	2,291,571	530,511	2,822,082
Securities loaned	391,279	102,300	—	493,579

Sub-total	3,108,874	16,153,263	1,555,446	20,817,583

Derivative assets	—	140,478	99	140,577

Total	3,549,365	21,463,821	1,595,698	26,608,884

Financial liabilities:
Financial liabilities held for trading
Deposits	26,501	—	—	26,501
Derivative liabilities	1,750	2,974,703	33,524	3,009,977

Sub-total	28,251	2,974,703	33,524	3,036,478

Financial liabilities designated at FVTPL
Equity-linked securities	—	197	673,709	673,906
Debentures	—	92,974	—	92,974

Sub-total	—	93,171	673,709	766,880

Derivative liabilities	—	7,221	—	7,221

Total	28,251	3,075,095	707,233	3,810,579

	December 31, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	689,600	1,927,806	—	2,617,406
Equity securities	62,945	—	—	62,945
Beneficiary certificates	—	14,017	—	14,017
Securities loaned	10,313	—	—	10,313
Derivative assets	419	2,311,402	78,676	2,390,497

Sub-total	788,161	4,253,225	78,676	5,120,062

Financial assets designed at FVTPL
Debt securities	—	—	986	986
Equity securities	—	—	11,609	11,609

Sub-total	—	—	12,595	12,595

AFS financial assets
Debt securities	2,235,229	11,754,310	—	13,989,539
Equity securities	344,339	—	993,368	1,337,707
Beneficiary certificates	—	740,958	377,070	1,118,028
Securities loaned	615,570	104,440	—	720,010
Others	—	—	5,308	5,308

Sub-total	3,195,138	12,599,708	1,375,746	17,170,592

Derivative assets	—	177,155	5,973	183,128

Total	3,983,299	17,030,088	1,472,990	22,486,377

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,365,375	78,607	2,580,827

Sub-total	161,717	2,365,375	78,607	2,605,699

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	96,851

Sub-total	—	107,511	747,351	854,862

Total	161,717	2,472,886	825,958	3,460,561

(*1)	There was no transferred between level 1 and level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between levels at the end of reporting period in which events have occurred or conditions have changed.
(*2)	Certain AFS financial assets were measured at cost as of December 31, 2016 and 2015, that are amounting to 43,202 million Won and 42,451 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purpose entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount and loss from the disposal of the financial assets which have been carried at cost amounts to 5,417 million Won and 5,197 million Won, respectively.

Financial assets and liabilities designated at FVTPL, financial assets and liabilities held for trading, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities

Risk-free market rate, credit spread
Equity securities

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, beta
Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.
Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation, volatility, credit spread, and foreign exchange rate
Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.305~0.980	Volatility of fair value increases as correlation increases
		Historical volatility	19.9%~40.8%	Volatility of fair value increases as historical volatility increase
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.305~0.980	Volatility of fair value increases as correlation increase
		Historical volatility	19.9%~40.8%	Volatility of fair value increase due to historical volatility increase
Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.017~0.716

Compound financial instrument’s fair value increases as both of historical volatility and correlation increase when correlation decreases

However, despite of increase of historical volatility, the fair value of compound financial instrument may decrease

		Historical volatility	10.4%~63.9%

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Equity securities	External appraisal value and others	Expected growth rate	0.0%~1.0%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*2)	December 31, 2016
Financial assets:
Financial assets held for trading
Derivative assets (*3)	78,676	(29,117)	—	13,640	(39,506)	(540)	23,153

Financial assets designed at FVTPL
Debt securities	986	(161)	—	4,509	(986)	—	4,348
Equity securities	11,609	1,043	—	—	—	—	12,652

Sub-total	12,595	882	—	4,509	(986)	—	17,000

AFS financial assets:
Equity securities (*4)	993,368	(6,986)	57,323	205,749	(205,348)	(19,171)	1,024,935
Beneficiary certificates	377,070	(868)	5,794	174,024	(25,509)	—	530,511
Others	5,308	594	(643)	—	(5,259)	—	—

Sub-total	1,375,746	(7,260)	62,474	379,773	(236,116)	(19,171)	1,555,446

Derivative assets	5,973	3,877	—	—	(9,751)	—	99

Total	1,472,990	(31,618)	62,474	397,922	(286,359)	(19,711)	1,595,698

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,607	(8,322)	—	1,155	(37,916)	—	33,524

Financial liabilities designated at FVTPL
Equity-linked securities	747,351	71,079	—	—	(144,721)	—	673,709

Total	825,958	62,757	—	1,155	(182,637)	—	707,233

(*1)	The loss amounting to 94,238 million Won for the year ended December 31, 2016, which is from financial assets and liabilities that the Group holds at the end of periods, was recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of currency related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.

	For the year ended December 31, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*2)	December 31, 2015
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*3)	49,274	71,703	—	(8,166)	(33,156)	(979)	78,676

Financial assets designed at FVTPL
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Debt securities	—	(14)	—	1,000	—	—	986
Equity securities	10,567	1,042	—	—	—	—	11,609

Sub-total	16,633	1,028	—	1,000	(6,066)	—	12,595

AFS financial assets
Equity securities (*4)	1,031,918	(57,373)	105,290	105,930	(100,018)	(92,379)	993,368
Beneficiary certificates	355,694	3,905	(24,846)	121,613	(79,296)	—	377,070
Others	14,241	(7,064)	1,370	—	(3,239)	—	5,308

Sub-total	1,401,853	(60,532)	81,814	227,543	(182,553)	(92,379)	1,375,746

Derivative assets	11,946	7,375	—	—	(13,348)	—	5,973

Total	1,479,706	19,574	81,814	220,377	(235,123)	(93,358)	1,472,990

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*3)	41,711	58,565	—	4,008	(24,475)	(1,202)	78,607

Financial liabilities designated at FVTPL
Equity-linked securities (*5)	361,993	(73,533)	—	764,005	(304,917)	(197)	747,351

Total	403,704	(14,968)	—	768,013	(329,392)	(1,399)	825,958

(*1)	The loss amounting to 2,854 million Won for the year ended December 31, 2015, which is from financial assets and liabilities that the Group holds at the end of periods, was recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity related derivatives and interest rate related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.
(*5)	Since the observable market data for equity-linked securities became available, such securities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis through reasonable changes of the unobservable inputs used to measure Level 3 financial instruments are as follows:

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a level 3 financial instruments for the years ended December 31, 2016 and 2015. (Unit: Korean Won in millions):

	For the year ended December 31, 2016				For the year ended December 31, 2015
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)(*2)	861	(2,248)	—	—	10,674	(9,729)	—	—
Financial assets designed at FVTPL
Equity securities(*6)	707	(657)	—	—	793	(739)	—	—
AFS Financial Assets
Equity securities (*3)(*4)	—	—	31,412	(18,551)	—	—	37,648	(20,869)
Beneficiary certificates (*4)	—	—	2,903	(2,571)	—	—	4,102	(3,875)
Others (*5)	—	—	—	—	—	—	80	(80)

Total	1,568	(2,905)	34,315	(21,122)	11,467	(10,468)	41,830	(24,824)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	4,892	(3,568)	—	—	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	905	(857)	—	—	2,289	(2,247)	—	—

Total	5,797	(4,425)	—	—	15,758	(14,528)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.
(*6)	Changes of fair value are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of December 31, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	741,880	13,243,297	—	13,985,177	13,910,251
Loans and receivables	—	—	259,565,952	259,565,952	258,392,633
Financial liabilities:
Deposits due to customers	—	221,001,466	—	221,001,466	221,020,411
Borrowings	—	18,785,325	—	18,785,325	18,769,515
Debentures	—	24,004,668	—	24,004,668	23,565,449
Other financial liabilities	—	21,984,171	—	21,984,171	21,985,086

	As of December 31, 2015
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,045,022	12,768,727	—	13,813,749	13,621,640
Loans and receivables	—	—	248,253,422	248,253,422	244,842,062
Financial liabilities:
Deposits due to customers	—	208,133,241	—	208,133,241	209,141,826
Borrowings	—	20,084,789	—	20,084,789	20,033,917
Debentures	—	22,288,472	—	22,288,472	21,898,859
Other financial liabilities	—	16,961,987	—	16,961,987	16,964,206

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement methods	Alternative assumptions
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread
Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate
Deposit due to customers, Borrowings, and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Group through disposals, but the Group still have continuous involvements are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of December 31, 2016 and December 31, 2015, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 – Financial Instrument: Recognition and Measurement, the Group derecognized the financial asset from the consolidated financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 – First-time Adoption of K-IFRS.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows:

		December 31, 2016	December 31, 2015
Assets transferred	AFS financial assets	2,546,683	603,274
	HTM financial assets	7,133	139,340

	Total	2,553,816	742,614

Related liabilities	Disposal of securities under repurchase agreements	2,004,905	671,629

b)	Loaned securities

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	4,459	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	493,579	720,010	Korea Securities Depository

Total		498,038	730,323

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 18.

(2)	The offset with financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	December 31, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				offsetting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,962,969	8,442	2,954,527	6,546,232	69,834	1,016,550
Receivable spot exchange (*2)	4,678,089	—	4,678,089
Bonds purchased under resale agreements (*2)	8,854,753	—	8,854,753	8,854,753	—	—
Domestic exchanges receivable (*2)(*5)	31,456,123	30,883,281	572,842	—	—	572,842

Total	47,951,934	30,891,723	17,060,211	15,400,985	69,834	1,589,392

	December 31, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				offsetting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,467,374	8,442	3,458,932	6,695,062	105,270	1,341,375
Payable spot exchange (*3)	4,682,775	—	4,682,775
Bonds sold under repurchase agreements (*4)	2,004,905	—	2,004,905	2,004,905	—	—
Domestic exchanges payable (*3)(*5)	39,345,524	30,883,281	8,462,243	6,161,151	—	2,301,092

Total	49,500,578	30,891,723	18,608,855	14,861,118	105,270	3,642,467

	December 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				offsetting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,573,107	8,857	2,564,250	5,615,376	53,162	1,239,821
Receivable spot exchange (*2)	4,344,109	—	4,344,109
Bonds purchased under resale agreements (*2)	7,583,743	—	7,583,743	7,583,743	—	—
Domestic exchanges receivable (*2)(*5)	29,980,302	29,467,000	513,302	—	—	513,302

Total	44,481,261	29,475,857	15,005,404	13,199,119	53,162	1,753,123

	December 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				offsetting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,144,595	8,857	3,135,738	6,205,345	173,268	1,100,044
Payable spot exchange (*3)	4,342,919	—	4,342,919
Bonds sold under repurchase agreements (*4)	671,629	—	671,629	671,629	—	—
Domestic exchanges payable (*3)(*5)	31,493,204	29,467,000	2,026,204	2,020,717	—	5,487

Total	39,652,347	29,475,857	10,176,490	8,897,691	173,268	1,105,531

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2016	December 31, 2015	Financial statements used as of
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Woori Blackstone Korea Opportunity Private Equity Fund No.1	Finance	26.4	26.4	December 31
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	September 30(*3)
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	November 30(*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	December 31
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	November 30(*3)
United PF 1st Corporate Financial Stability (*5)	Finance	—	17.7	—
Chin Hung International Inc. (*2)	Construction	28.4	28.4	November 30(*3)
Poonglim Industrial Co., Ltd. (*6)(*12)(*15)	Construction	31.0	30.7	September 30(*3)
STX Engine Co., Ltd. (*1)(*2)	Manufacturing	29.2	29.2	September 30(*3)
Samho International Co., Ltd. (*1)(*2)	Construction	7.8	7.8	December 31
Force TEC Co., Ltd. (*6)	Freight & staffing services	34.4	34.4	—
Hana Construction Co., Ltd. (*6)(*13)	Construction	—	22.4	—
STX Corporation (*1) (*2) (*6) (*15) (*16)	Wholesale of non-Specialized Goods	9.5	15.0	September 30(*3)
Osung LST Co., Ltd. (*1)(*2)(*14)	Manufacturing	—	11.1	—
Saman Corporation (*5)	General Construction Technology Service	9.2	9.2	September 30(*3)
Dongwoo C&C Co., Ltd. (*6)	Construction	23.2	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and Wholesale	26.5	26.5	—
Ilyang construction Co., Ltd. (*13)	Construction	—	40.0	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd. (*6)(*10)	Manufacturing	48.4	—	—
Heungjiwon Co., Ltd. (*6)(*10)	Other printing	27.8	—	—
Kyesan Engineering Co., Ltd. (*6)(*10)	Construction	23.2	—	—
Good Software Lap Co., Ltd. (*6)(*10)	Service	28.9	—	—
Wongwang Co., Ltd. (*6)(*10)	Wholesale and real estate	29.0	—	—
Sejin Construction Co., Ltd. (*6)(*9)	Construction	29.6	—	—
Deokwon Food Co., Ltd. (*6)(*10)	Poultry processing and storage	27.3	—	—
QTS Shipping Co., Ltd. (*6)(*9)	Complex transportation brokerage	49.4	—	—
DAEA SNC Co. Ltd. (*6)(*9)	Wholesale and retail sales	24.0	—	—
ARES-TECH Co.,Ltd. (*6)(*9)	Electronic component manufacturing	23.4	—	—
2016KIF-IMM Woori Bank Technology Venture Fund (*11)	Other financial business	20.0	—	December 31
K BANK Co.,Ltd. (*5)(*11)	Finance	13.0	—	November 30(*3)

		Percentage of ownership (%)
Subsidiaries	Main business	December 31, 2016	December 31, 2015	Financial statements used as of
Woori Growth Partnerships New Technology Private Equity Fund(*11)	Other financial business	23.1	—	December 31
Woori Private Equity Fund:
Woori Renaissance Holdings (*7)	Other financial business	51.6	51.6	December 31
Woori Private Equity Asset Management Co., Ltd.:
Woori Columbus First PEF (*8)	Other financial business	2.0	1.9	December 31

(*1)	The Group has significant influence over these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current year: KRW 8,480, prior year: KRW 6,730), Chin Hung International Inc. (current year: KRW 2,090, prior year: KRW 2,300), STX Engine Co., Ltd. (current year: KRW 6,630, prior year: KRW 6,800), Samho International Co., Ltd. (current year: KRW 16,900, prior year: KRW 15,550), STX Corporation. (current year: KRW 1,660, prior year: KRW 3,435), and Osung LST Co., Ltd. (prior year: KRW 795).
(*3)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*4)	Most of the significant business transactions of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. are with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd., Saman Corporation and K-Bank Co.,Ltd. through business partnerships. As the Group lost significant influence over the United PF 1st Corporate Financial Stability during the year ended December 31, 2016, the entity was excluded from the investment in associates.
(*6)	The carrying value of investments in Poonglim Industrial Co., Ltd., STX Corporation, The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd, Good Software Lab Co., Ltd, Wongwang Co., Ltd, Sejin Construction Co., Ltd, Deokwon Food Co., Ltd., QTS Shipping Co., Ltd., DAEA SNC Co., Ltd., and ARES-TECH Co. Ltd. is nil as of December 31, 2016. The carrying value of investments in Hana Construction Co., is nil as of December 31, 2015. The carrying value of investments in Force TEC Co., Ltd., Dongwoo C&C Co., Ltd., SJCO Co., Ltd., G2 collection Co., Ltd. is nil as of December 31, 2016 and 2015, respectively.
(*7)	The Group owns over 50% ownership of Woori Renaissance Holdings. However, the investment in this entity was accounted for using equity method as the ownership and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*8)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in making decision of dividend or other distribution. As such, the investment in this entity was accounted for using equity method as of December 31, 2016 and 2015. Meanwhile, as of December 31, 2016, the principal investments in the associates were returned and the Group has received the initial investment of 1,065 million Won, and is to maintain a 2.0% stake until its liquidation based on the resolution of special meeting of investors.
(*9)	Due to debt-equity swap which occurred during the year ended December 31, 2016, the entity is included in the associates.
(*10)	Even though the Group’s ownership ratio of the entity is more than 20%, the entity does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, and thus the entity was excluded from the investment in associates. However, as the workout was completed during the year ended December 31, 2016, the entity has been included in the investment in associates.
(*11)	Due to capital contribution and others by the Group during the year ended December 31, 2016, the entities has been included in the investment in associates.
(*12)	Due to acquisition of treasury stock of Poonglim Industrial Co., Ltd. during the year ended December 31, 2016, the percentage of ownership increased.
(*13)	As the Group sold shares during the year ended December 31, 2016, the entity was excluded from the associates.
(*14)	This entity was reclassified into assets held for sale and disposed of during the year ended December 31, 2016.
(*15)	Equity method was suspended on the investee due to accumulated loss on equity method in excess of investments in associates for the year ended December 31, 2016
(*16)	As the Group did not participate in debt-equity swap of STX Corporation which occurred during the year ended December 31, 2016 the ownership of the Group has decreased.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Acquisition Cost	January 1, 2016	Share of profits (losses)	Acquisi- tion(*1)	Disposal and others(*2)	Dividends	Change in Capital	Impairment	December 31, 2016
Woori Blackstone Korea Opportunity Private Equity Fund No.1	43,917	56,044	10,093	—	(37,036)	(13,812)	—	—	15,289
Kumho Tire Co., Inc.	175,652	214,050	(13,172)	—	—	—	(546)	—	200,332
Woori Service Networks Co., Ltd.	108	139	18	—	—	(12)	—	—	145
Korea Credit Bureau Co., Ltd.	3,313	5,291	436	—	—	(135)	—	—	5,592
Korea Finance Security Co., Ltd.	3,266	3,711	(281)	—	—	(54)	—	—	3,376
United PF 1st Corporate financial stability	172,441	187,592	3,265	—	(190,857)	—	—	—	—
Chin Hung International Inc.	89,725	43,936	(996)	—	—	—	92	—	43,032
Poonglim Industrial Co., Ltd.	13,916	5,313	(2,378)	—	—	—	(2,935)	—	—
STX Engine Co., Ltd.	92,038	51,276	(6,665)	—	—	—	(1,575)	—	43,036
Samho Co., Ltd.	7,492	14,325	5,392	—	—	—	12	—	19,729
STX Corporation	42,215	4,251	(4,222)	—	—	—	(29)	—	—
Osung LST Co., Ltd.	15,405	10,985	(2,903)	—	(6,909)	—	—	(1,173)	—
Saman Corporation	8,521	8,521	252	—	—	—	(74)	—	8,699
K-Growth crowd 2step Fund	800	—	(13)	800	(787)	—	—	—	—
Woori Growth Partnerships New Technology Private Equity Fund	13,602	—	(640)	13,602	—	—	156	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	—	—	1,800	—	—	—	—	1,800
K BANK Co., Ltd.	32,500	—	(1,589)	32,500	—	—	(469)	—	30,442
Woori Renaissance Holdings	63,000	37,121	17,303	—	—	(2)	—	—	54,422
Woori Columbus First PEF	1,200	1,306	(43)	—	(1,065)	(198)	—	—	—

Total	780,911	643,861	3,857	48,702	(236,654)	(14,213)	(5,368)	(1,173)	439,012

(*1)	AFS financial assets decreased by 5,421 million Won due to transfers to investments in associates during the year ended December 31, 2016.
(*2)	The transfers from investments in associates to AFS financial assets amounted to 155,220 million Won and the transfers from investments in associates to assets held for sale amounted to 6,909 million Won.

	For the year ended December 31, 2015
	Acquisition Cost	January 1, 2015	Share of profits (losses)	Acquisi- tion(*)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2015
Woori Blackstone Korea Opportunity Private Equity Fund No.1	81,608	100,436	9,266	—	(37,367)	(16,291)	—	—	—	56,044
Kumho Tire Co., Inc.	175,652	224,829	(11,979)	—	—	—	1,201	—	—	214,050
Woori Service Networks Co., Ltd.	108	130	21	—	—	(12)	—	—	—	139
Korea Credit Bureau Co., Ltd.	2,215	3,378	335	1,098	—	—	480	—	—	5,291
Korea Finance Security Co., Ltd.	3,337	4,272	(425)	—	(81)	(55)	—	—	—	3,711
United PF 1st Corporate financial stability	191,617	203,418	3,350	—	(19,176)	—	—	—	—	187,592
Chin Hung International Inc.	60,275	28,491	(14,489)	29,451	—	—	482	—	—	43,936
Poonglim Industrial Co., Ltd.	13,916	—	10,643	—	—	—	(1)	(22,473)	17,144	5,313
STX Engine Co., Ltd.	47,008	2,293	(3,901)	45,030	—	—	1,823	—	6,031	51,276
Samho Co., Ltd.	7,492	11,257	3,012	—	—	—	56	—	—	14,325

	For the year ended December 31, 2015
	Acquisition Cost	January 1, 2015	Share of profits (losses)	Acquisi- tion(*)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	December 31, 2015
STX Corporation	42,215	14,347	(10,673)	—	—	—	559	—	18	4,251
Osung LST Co., Ltd.	15,405	18,482	(4,322)	—	—	—	4	(33,839)	30,660	10,985
Saman Corporation	8,521	—	—	8,521	—	—	—	—	—	8,521
Phoenix Digital Tech Co., Ltd.	1,334	—	1,610	—	(1,610)	—	—	—	—	—
Woori Renaissance Holdings	63,000	36,019	3,518	—	—	(2,416)	—	—	—	37,121
Woori Columbus First PEF	1,200	1,084	222	—	—	—	—	—	—	1,306

Total	714,903	648,436	(13,812)	84,100	(58,234)	(18,774)	4,604	(56,312)	53,853	643,861

(*)	Investments in associates increased by 83,002 million Won due to transfers between accounts, such as loan-equity swap occurred during the year ended December 31, 2015.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2016
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,971	427	75,084	38,226
Kumho Tire Co., Inc.	5,079,740	3,914,306	2,156,667	(53,328)
Woori Service Networks Co., Ltd.	4,722	1,782	14,875	801
Korea Credit Bureau Co., Ltd.	71,245	17,322	59,868	3,517
Korea Finance Security Co., Ltd.	32,262	9,759	52,657	700
Chin Hung International Inc.	421,710	354,995	578,640	794
Poonglim Industrial Co., Ltd.	304,718	323,765	156,770	(15,135)
STX Engine Co., Ltd.	865,265	769,481	372,295	(22,978)
Samho Co., Ltd.	740,786	489,130	909,927	68,077
STX Corporation	781,622	1,087,469	1,252,968	(378,782)
Saman Corporation	83,380	47,175	72,850	2,746
Woori Growth Partnerships New Technology Private Equity Fund	57,339	493	37	(2,177)
2016KIF-IMM Woori Bank Technology Venture Fund	9,005	254	5	(250)
K BANK Co., Ltd.	239,806	5,633	2,927	(12,222)
Woori Renaissance Holdings Inc.	127,411	26,703	37,206	33,508
Woori Columbus First PEF	811	506	3,764	(450)

	December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity Private Equity Fund No.1	212,171	414	49,264	35,099
Kumho Tire Co., Inc.	5,197,002	3,926,952	3,039,519	(27,893)
Woori Service Networks Co., Ltd.	4,577	1,772	14,661	824
Korea Credit Bureau Co., Ltd.	63,960	13,076	53,184	2,005
Korea Finance Security Co., Ltd.	30,195	5,457	50,932	1,890
United PF 1st Corporate Financial Stability	1,088,325	30,390	117,579	18,911
Chin Hung International Inc.	516,305	446,412	624,110	(39,936)
Poonglim Industrial Co., Ltd.	352,683	331,801	206,904	13,185
STX Engine Co., Ltd.	958,468	834,499	417,125	36,615
SamHo Co., Ltd.	709,109	526,379	892,871	39,664
STX Corporation	1,232,014	1,181,593	1,236,168	(44,404)
Osung LST Co., Ltd.	125,859	42,981	38,767	(30,108)
Saman Corporation	80,970	49,334	114,592	(116,019)
Woori Renaissance Holdings Inc.	95,421	28,218	12,013	6,813
Woori Columbus First PEF	68,466	562	12,158	11,570

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership ratio is more than 20% as of December 31, 2016 and 2015, are as follows:

	As of December 31, 2016
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
Saenuel Co., Ltd. (*)	3,531 shares	37.4
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Reading Doctors Co., Ltd. (*)	7,398 shares	35.4
Youngdong Sea Food Co., Ltd. (*)	12,106 shares	24.0
Sinseong Trading Co., Ltd. (*)	2,584 shares	27.2
PREXCO Co., Ltd. (*)	919,972 shares	28.1
Hyunwoo International Co., Ltd. (*)	59,873 shares	25.9

(*)	Even though the Group’s ownership interest of the entity is more than 20% as a limited partner, the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, and thus the entity has been excluded from the investment in associates.

	As of December 31, 2015
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
The Base Enterprise Co., Ltd. (*)	68,470 shares	48.4
Saenuel Co., Ltd. (*)	3,531 shares	37.4
Heungjiwon Co., Ltd. (*)	32,849 shares	27.8
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Deokwon Food Co., Ltd. (*)	14,300 shares	27.3
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Kyesan Engineering Co., Ltd. (*)	60,581 shares	23.2
Good Software Lab Co., Ltd. (*)	17,121 shares	28.9
DOWOO (*)	13,477 shares	41.9
Reading Doctors Co., Ltd. (*)	7,398 shares	35.4
Orient Star Logistics Co., Ltd. (*)	17,293 shares	22.3
Wongwang Co., Ltd. (*)	2,590 shares	29.0

(*)	Even though the Group’s ownership interest of the entity is more than 20% as a limited partner, the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, and thus the entity has been excluded from the investment in associates.

(5)	As of December 31, 2016 and 2015, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of December 31, 2016
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	57,544	26.4	15,191	—	—	98	15,289
Kumho Tire Co., Inc. (*)	1,055,219	14.2	149,324	48,459	—	2,549	200,332
Woori Service Networks Co., Ltd.	2,940	4.9	145	—	—	—	145
Korea Credit Bureau	53,923	9.9	5,344	248	—	—	5,592
Korea Finance Security Co., Ltd.	22,503	15.0	3,376	—	—	—	3,376
Chin Hung International Inc. (*)	65,387	28.4	18,593	24,565	—	(126)	43,032
Poonglim Industrial Co., Ltd. (*)	(111,156)	31.0	(34,463)	54,149	(21,062)	1,376	—
STX Engine Co., Ltd.	95,784	29.2	28,002	14,954	—	80	43,036
SamHo Co., Ltd.	251,656	7.8	19,729	—	—	—	19,729
STX Corporation (*)	(250,018)	9.5	(23,633)	24,614	(27,904)	26,923	—
Saman Corporation	36,205	9.2	3,326	5,373	—	—	8,699
Woori Growth Partnerships New Technology Private Equity Fund	56,846	23.1	13,118	—	—	—	13,118
2016KIF-IMM Woori Bank Technology Venture Fund	8,751	20.0	1,750	—	—	50	1,800
K BANK Co.,Ltd.	234,173	13.0	30,442	—	—	—	30,442
Woori Renaissance Holdings	100,708	51.6	51,965	—	(6,441)	8,898	54,422
Woori Columbus First PEF	305	2.0	6	—	—	(6)	—

	As of December 31, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity Private Equity Fund No.1	211,757	26.4	55,900	—	—	144	56,044
Kumho Tire Co., Inc. (*)	1,152,161	14.2	163,042	48,459	—	2,549	214,050
Woori Service Networks Co., Ltd.	2,805	4.9	139	—	—	—	139
Korea Credit Bureau	50,884	9.9	5,043	248	—	—	5,291
Korea Finance Security Co., Ltd.	24,738	15.0	3,711	—	—	—	3,711
United PF 1st Corporate financial stability	1,057,935	17.7	187,538	—	—	54	187,592
Chin Hung International Inc. (*)	68,132	28.4	19,374	24,566	—	(4)	43,936
Poonglim Industrial Co., Ltd. (*)	(58,065)	30.7	(17,837)	45,622	(22,472)	—	5,313
STX Engine Co., Ltd. (*)	123,969	29.2	36,230	14,927	—	119	51,276
SamHo Co., Ltd.	182,730	7.8	14,325	—	—	—	14,325
STX Corporation	50,421	15.0	7,552	24,610	(28,370)	459	4,251
Osung LST Co., Ltd.	82,878	11.1	9,238	35,597	(33,839)	(11)	10,985
Saman Corporation	31,636	9.2	2,911	5,610	—	—	8,521
Woori Renaissance Holdings	67,203	51.6	34,677	—	(6,441)	8,885	37,121
Woori Columbus First PEF	67,904	1.9	1,304	6	—	(4)	1,306

(*)	The net asset amount is after considering preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Acquisition cost	387,675	376,192
Accumulated depreciation	(29,178)	(24,696)

Net carrying value	358,497	351,496

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016	For the year ended December 31, 2015
Beginning balance	351,496	357,550
Acquisition	4,428	—
Depreciation	(3,762)	(3,806)
Transfer	6,314	(2,297)
Foreign currencies translation adjustments	21	49

Ending balance	358,497	351,496

(3)	Fair value of investment properties is amounting to 382,370 million Won and 371,890 million Won as of December 31, 2016 and 2015, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of December 31, 2016 and 2015.

(4)	Rental fee earned from investment properties is amounting to million Won and 5,027 million Won and 5,629 million Won as of December 31, 2016 and 2015, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,488,745	855,332	1,010,141	424,562	18,717	20	3,797,517
Accumulated depreciation	—	(163,633)	(820,239)	(355,604)	—	(16)	(1,339,492)

Net carrying value	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,493,628	843,343	965,820	405,801	522	20	3,709,134
Accumulated depreciation	—	(139,326)	(772,529)	(326,057)	—	(16)	(1,237,928)

Net carrying value	1,493,628	704,017	193,291	79,744	522	4	2,471,206

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206
Acquisition	—	15,939	74,336	19,615	21,231	—	131,121
Disposal	(30)	(1,474)	(233)	(2,623)	(102)	—	(4,462)
Depreciation	—	(24,887)	(82,445)	(48,587)	—	—	(155,919)
Classified to assets held for sale	(4,063)	(251)	—	—	—	—	(4,314)
Foreign currencies translation adjustment	625	516	307	376	153	—	1,977
Transfer	(1,415)	(1,557)	—	—	(3,087)	—	(6,059)
Acquisition through business combination	—	—	209	442	—	—	651
Others	—	(604)	4,437	19,991	—	—	23,824

Ending balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025

	For the year ended December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	2,628	21,127	69,230	35,304	757	—	129,046
Disposal	(10,780)	(648)	(847)	(2,000)	(313)	—	(14,588)
Depreciation	—	(24,846)	(85,279)	(36,740)	—	(1)	(146,866)
Classified to assets held for sale	(5,109)	(8,348)	—	—	—	—	(13,457)
Foreign currencies translation adjustment	(328)	(333)	265	515	(19)	—	100
Transfer	(7,481)	9,778	—	—	—	—	2,297
Others	—	763	334	12,480	(5)	—	13,572

Ending balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	124,803	185,202	714	299,031	622,540	26,884	1,259,174
Accumulated amortization	—	(149,725)	(401)	(160,335)	(458,088)	—	(768,549)
Accumulated impairment losses	—	—	—	—	(88)	(6,798)	(6,886)

Net carrying value	124,803	35,477	313	138,696	164,364	20,086	483,739

	December 31, 2015
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Acquisition cost	103,525	170,709	651	193,020	605,821	30,024	1,103,750
Accumulated amortization	—	(132,538)	(307)	(141,663)	(400,714)	—	(675,222)
Accumulated impairment losses	—	—	—	—	(3,338)	(5,384)	(8,722)

Net carrying value	103,525	38,171	344	51,357	201,769	24,640	419,806

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	103,525	38,171	344	51,357	201,769	24,640	419,806
Acquisition	—	8,708	64	92,969	30,842	2,306	134,889
Disposal	—	—	—	—	(23)	(3,785)	(3,808)
Amortization	—	(15,795)	(95)	(18,657)	(57,803)	—	(92,350)
Impairment loss	—	—	—	—	3,230	(1,585)	1,645
Foreign currencies translation adjustment	7,338	16	—	—	853	50	8,257
Acquisition through business combination	7,857	162	—	—	—	43	8,062
Others	6,083	4,215	—	13,027	(14,504)	(1,583)	7,238

Ending balance	124,803	35,477	313	138,696	164,364	20,086	483,739

	For the year ended December 31, 2015
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	7,347	96	16,751	196,139	2,510	222,843
Disposal	—	(189)	—	(1,500)	(12)	—	(1,701)
Amortization	—	(16,809)	(81)	(19,233)	(53,969)	—	(90,092)
Impairment loss	—	—	—	—	(9)	(1,911)	(1,920)
Foreign currencies translation adjustment	(4,016)	1	1	2	(476)	147	(4,341)
Others	—	—	—	—	(711)	—	(711)

Ending balance	103,525	38,171	344	51,357	201,769	24,640	419,806

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Premises and equipment	2,342	17,904

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities and others	24,589	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities and others	227,249	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Yuanta Securities and others	473,476	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	2,546,683	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	836,522	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository and others	7,133	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,185,295	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,310	Leasehold rights and others

		Total	10,307,257

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities and others	30,438	Margin deposit for futures and options and others
	Due from banks in foreign currencies	Korea Investment & Securities and others	452,860	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Yuanta Securities and others	220,897	Substitute securities and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	603,274	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,595,581	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	139,340	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,657,667	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,468	Leasehold rights and others

		Total	9,706,525

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Land	4,138	28
Building	1,852	596
Properties for business use	202	—

Total	6,192	624

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	4,459	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	493,579	720,010	Korea Securities Depository and others

	Total	498,038	730,323

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2016 and 2015 are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	8,746,101	—

	December 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Prepaid expenses	111,445	124,080
Advance payments	1,944	1,008
Non-operative assets	6,192	624
Others	9,265	17,574

Total	128,846	143,286

20.	FINANCIAL LIABILITY AT FVTPL

Financial liability at FVTPL is composed of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Financial liabilities held for trading	3,036,478	2,605,699
Financial liabilities designated at FVTPL	766,880	854,862

Total	3,803,358	3,460,561

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deposits due to Customers:
Gold banking liabilities	26,501	24,872
Derivative liabilities	3,009,977	2,580,827

Total	3,036,478	2,605,699

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Equity linked securities index:
Equity-linked securities in short position	673,906	758,011
Debentures:
Debentures in local currency	92,974	96,851

Total	766,880	854,862

(4)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Financial liabilities designated at FVTPL subject to credit risk adjustments	766,880	854,862
Credit risk adjustments	(819)	(542)
Accumulated changes in credit risk adjustments	(15,790)	(15,016)

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Carrying amount	766,880	854,862
Nominal amount at maturity	902,375	1,086,365

Difference	(135,495)	(231,503)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deposits in local currency
Demand deposits	9,491,680	9,728,839
Time deposits	183,723,369	175,598,522
Mutual funds	37,128	40,888
Deposits on notes payables	943,446	687,579
Deposits on CMA	203,013	235,089
Certificate of deposits	3,836,430	2,435,087
Other deposits	1,360,176	1,304,348

Sub-total	199,595,242	190,030,352

Deposits in foreign currencies	21,453,096	19,129,214
Present value discount	(27,927)	(17,740)

Total	221,020,411	209,141,826

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	December 31, 2016
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The Bank of Korea	0.5 ~ 0.8	1,598,553
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,534,807
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,922,878

Sub-total			7,056,238

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 5.2	7,737,237
Offshore borrowings in foreign currencies	Wells Fargo	1.4	18,128

Sub-total			7,755,365

Bills sold	Others	0.0 ~ 1.6	26,895
Call money	Bank and others	0.0 ~ 5.1	1,926,779
Bonds sold under repurchase agreements	Other financial institutions	0.0 ~ 4.5	2,004,905
Present value discount			(667)

Total			18,769,515

	December 31, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The Bank of Korea	The Bank of Korea	0.5 ~ 0.8	1,475,991
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 4.9	4,508,662

Sub-total			7,520,606

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.6	9,733,694
Offshore borrowings in foreign currencies	Zuercher Kantonalbank and others	0.3 ~ 0.9	32,947

Sub-total			9,766,641

Bills sold	Others	0.0 ~ 2.6	37,501
Call money	Bank and others	0.0 ~ 5.2	2,039,051
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	671,629
Present value discount			(1,511)

Total			20,033,917

(2)	Debentures are as follows (Unit: Korean Won in millions):

	December 31, 2016		December 31, 2015
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*)
Ordinary bonds	1.5 ~ 11.8	18,268,403	0.2 ~ 12.0	16,868,054
Subordinated bonds	3.0 ~ 12.6	5,327,335	3.4 ~ 13.0	5,055,311
Other bonds	17.0	4,006	17.0	4,006

Sub-total		23,599,744		21,927,371

Discounts on bond		(34,295)		(28,512)

Total		23,565,449		21,898,859

(*)	Included debentures under fair value hedge relationships are 3,610,193 million Won and 3,148,073 million Won as of December 31, 2016 and 2015, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Asset retirement obligation	58,076	39,121
Provision for guarantee (*1)	238,117	364,141
Provision for loan commitments	87,909	85,313
Provisions for customer reward credits	22,093	5,445
Other provisions (*2)	22,282	22,581

Total	428,477	516,601

(*1)	Provision for guarantee includes provision for financial guarantee of 67,557 million Won and 77,322 million Won as of December 31, 2016 and 2015, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Provision for guarantees	Provision for loan commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	364,141	85,313	5,445	22,581	477,480
Provisions provided	4,281	8,502	23,525	8,034	44,342
Provisions used and others	(80,017)	22	(8,158)	(11,323)	(99,476)
Reversal of unused amount	(64,061)	(5,409)	—	—	(69,470)
Foreign currencies translation adjustments	—	—	—	2,990	2,990
Transfer(*)	—	—	503	—	503
Others	13,773	(519)	778	—	14,032

Ending balance	238,117	87,909	22,093	22,282	370,401

(*)	As the credits of the affiliates were transferred to the group, the relevant allowance for the provisions for customer reward credits increased, for the year ended December 31, 2016.

	For the year ended December 31, 2015
	Provision for guarantees	Provision for loan commitments	Provisions for customer reward credits	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	19,714	9,801	16,301	51,997	97,813
Provisions used and others	(25,262)	41	(16,404)	(86,308)	(127,933)
Reversal of unused amount	(160,032)	(14,976)	—	(43)	(175,051)
Others	20,401	(2)	—	(24)	20,375

Ending balance	364,141	85,313	5,445	22,581	477,480

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016	For the year ended December 31, 2015
Beginning balance	39,121	29,733
Provisions provided	2,034	1,742
Provisions used	(1,279)	(1,316)
Depreciation	464	394
Reversal of unused amount	(1)	(179)
Increase in restoration costs and others	17,737	8,747

Ending balance	58,076	39,121

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds	A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Defined benefit obligation	984,381	901,219
Fair value of plan assets	(990,653)	(801,528)

Net defined benefit liability(asset)	(6,272)	99,691

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016	For the year ended December 31, 2015
Beginning balance	901,219	683,961
Current service cost	153,660	132,710
Interest cost	24,326	21,377
Remeasurements	(52,402)	97,730
Foreign currencies translation adjustments	80	(8)
Retirement benefit paid	(34,346)	(26,516)
Curtailment or settlement	(9,536)	(8,231)
Others	1,380	196

Ending balance	984,381	901,219

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016	For the year ended December 31, 2015
Beginning balance	801,528	608,370
Interest income	25,038	21,965
Remeasurements	(7,304)	(5,444)
Employer’s contributions	226,752	229,069
Retirement benefit paid	(33,341)	(22,860)
Curtailment or settlement	(9,198)	(8,240)
Others	(12,822)	(21,332)

Ending balance	990,653	801,528

(4)	Plan assets wholly consist of time deposits as of December 31, 2016 and 2015, respectively. Among plan assets, realized returns on plan assets amount to 17,734 million Won and 16,521 million Won for the year ended December 31, 2016 and 2015, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016	For the year ended December 31, 2015
Current service cost	153,660	132,710
Net interest expense	(712)	(588)
Gain and Loss on the curtailment or settlement	(339)	9
Cost recognized in net income	152,609	132,131
Remeasurements	(45,098)	103,174

Cost recognized in total comprehensive income	107,511	235,305

Retirement benefit service costs related to defined contribution plans are recognized 3,747 million Won and 3,623 million Won for the years ended December 31, 2016 and 2015, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	December 31, 2016	December 31, 2015
Discount rate	2.85%	2.83%
Future wage growth rate	6.05%	6.35%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation as of
		December 31, 2016	December 31, 2015
Discount rate	Increase by 1% point	(107,203)	(101,026)
	Decrease by 1% point	125,395	118,879
Future wage growth rate	Increase by 1% point	124,766	117,975
	Decrease by 1% point	(108,344)	(101,900)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Other financial liabilities:
Accounts payable	5,626,661	5,586,031
Accrued expenses	2,055,936	1,901,204
Borrowings from trust accounts	3,329,683	4,476,396
Agency business revenue	331,159	415,776
Foreign exchange payables	702,968	708,267
Domestic exchange payables	8,480,765	2,082,472
Other miscellaneous financial liabilities	1,458,747	1,795,256
Present value discount	(833)	(1,196)

Sub-total	21,985,086	16,964,206

Other liabilities:
Unearned income	171,050	171,649
Other miscellaneous liabilities	128,326	133,525

Sub-total	299,376	305,174

Total	22,284,462	17,269,380

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016
		Assets		Liabilities
	Notional Amount	Fair value Hedge	For trading	Fair value hedge	For trading
Interest rate:
Interest rate futures	54,785	—	—	—	—
Interest rate swaps	118,582,511	139,832	470,057	7,013	509,686
Long interest rate option	860,000	—	21,172	—	—
Short interest rate option	1,035,000	—	—	—	21,863
Currency:
Currency futures	493,733	—	—	—	—
Currency forward	62,539,094	—	1,265,852	—	1,015,380
Currency swaps	39,782,049	—	1,022,969	—	1,221,959
Long currency option	1,120,949	—	42,126	—	—
Short currency option	907,211	—	—	—	8,589
Stock:
Stock futures	926,392	—	—	—	—
Stock swaps	15,000	—	92	—	88
Long stock option	3,007,969	745	73,261	—	—
Short stock option	4,460,233	—	—	208	228,900
Others:
Other futures	5,105	—	—	—	—
Other swaps	7,918	—	2,645	—	2,331
Long other option	8,307	—	121	—	—
Short other option	64,352	—	—	—	1,181

Total	233,870,608	140,577	2,898,295	7,221	3,009,977

	December 31, 2015
		Assets		Liabilities
	Notional Amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate swaps	111,633,234	180,378	923,712	959,347
Long interest rate option	881,679	—	13,961	—
Short interest rate option	1,086,679	—	—	15,164
Currency:
Currency futures	423,877	—	—	—
Currency forward	56,298,910	—	759,838	475,646
Currency swaps	27,070,835	—	617,777	949,921
Long currency option	1,657,911	—	63,498	—
Short currency option	1,366,459	—	—	13,530
Stock:
Stock futures	169,785	—	—	—
Stock swaps	10,000	—	—	6
Long stock option	682,358	2,750	444	—
Short stock option	2,410,815	—	—	155,386
Others:
Other futures	1,100	—	—	—
Other forwards	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long other option	41,097	—	5,904	—
Short other option	142,259	—	—	7,007

Total	203,956,005	183,128	2,390,497	2,580,827

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL (see Notes 7 and 20) and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016	For the year ended December 31, 2015
Losses from hedged items	98,827	(31,297)
Gains from hedging instruments	(98,851)	38,021

27.	DEFERRED DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016	For the year ended December 31, 2015
Beginning balance	28,008	13,499
Acquisitions	1,337	26,762
Amounts recognized in profits or losses	(15,923)	(12,253)

Ending balance	13,422	28,008

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	December 31, 2016	December 31, 2015
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	Changes in numbers of issued shares of common stock are as follows (Unit: Shares):

	December 31, 2016	December 31, 2015
Beginning balance	676,000,000	676,278,371
Retirement of treasury stock	—	(278,371)
Ending balance	676,000,000	676,000,000

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Capital in excess of par value	269,533	269,533
Other capital surplus	16,798	24,726

Total	286,331	294,259

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2016	December 31, 2015
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	November 22, 2011	November 22, 2041	5.9	—	310,000
	March 8, 2012	March 8, 2042	5.8	190,000	190,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	May 2, 2007	May 2, 2037	6.2	930,900	930,900
	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27,2016	September 27, 2046	4.5	553,450	—
Issuance cost				(14,104)	(11,548)

Total				3,574,896	3,334,002

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. If the Group makes a resolution not to pay dividends on common stock, and then, the Group is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	386,981	374,685
Share of other comprehensive income of joint ventures and associates	(1,863)	6,074
Loss on foreign currencies translation of foreign operations	(48,353)	(70,789)
Remeasurement of the net defined benefit liability	(163,397)	(197,579)
Cash flow hedges	—	(10,371)

Sub-total	173,368	102,020

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,607,280)	(1,615,210)

Total	(1,468,025)	(1,547,303)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Beginning balance	Increase (decrease) on valuation	Reclassification (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	374,685	114,617	(101,647)	(674)	386,981
Share of other comprehensive income (loss) of joint ventures and associates	6,074	(9,274)	—	1,337	(1,863)
Gain (loss) on foreign currency translation of foreign operations	(70,789)	30,368	—	(7,932)	(48,353)
Remeasurement of the net defined benefit liability	(197,579)	45,096	—	(10,914)	(163,397)
Cash flow hedges	(10,371)	10,371	—	—	—

Total	102,020	191,178	(101,647)	(18,183)	173,368

	For the year ended December 31, 2015
	Beginning balance	Increase (decrease) on valuation(*)	Reclassification (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	190,842	(101,439)	(15,712)	374,685
Share of other comprehensive income (loss) of joint ventures and associates	2,779	4,409	—	(1,114)	6,074
Gain (loss) on foreign currency translation of foreign operations	(107,721)	49,421	—	(12,489)	(70,789)
Remeasurement of the net defined benefit liability	(119,375)	(102,467)	—	24,263	(197,579)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	142,205	(101,439)	(5,052)	102,020

(*)	For the change in gain (loss) on valuation of AFS financial assets, “reclassification” is disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		December 31, 2016	December 31, 2015
Legal reserve	Legal reserve	1,622,754	1,528,754
	Other legal reserve	44,634	43,132

	Sub-total	1,667,388	1,571,886

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,073,104	7,249,104
	Regulatory reserve for credit loss	2,255,252	1,756,142
	Revaluation reserve	753,908	760,366
	Other voluntary reserve	11,700	11,700

	Sub-total	10,337,364	10,020,712

Retained earnings before appropriation		2,606,814	2,133,524

Total		14,611,566	13,726,122

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Beginning balance	13,726,122	14,165,358
Net income attributable to owners	1,261,266	1,059,157
Dividends on common stock	(168,317)	(504,952)
Dividends on hybrid securities	(206,515)	(183,320)
Appreciation of merger losses	—	(806,640)
Repayment of hybrid securities	(990)	—
Retirement of treasury stock	—	(3,481)

Ending balance	14,611,566	13,726,122

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Beginning balance	2,255,252	1,756,142
Planned provision of regulatory reserve for credit loss	182,939	499,110

Ending balance	2,438,191	2,255,252

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the years ended December 31
	2016	2015
Net income	1,277,533	1,075,392
Provision (reversal) of regulatory reserve for credit loss	182,939	499,110
Adjusted net income after the provision of regulatory reserve	1,094,594	576,282
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	1,320	584

33.	DIVIDENDS

The Group’s dividends for the year ended December 31, 2016 and 2015 are 400 Won and 250 Won per share, respectively, and the total dividend amount to 269,308 million Won and 168,317 million Won, respectively. The Group paid out 168,317 million Won (250 Won per share) as an interim dividend during the year ended December 31, 2015.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Financial assets at FVTPL	63,408	63,143
AFS financial assets	339,518	389,443
HTM financial assets	360,054	418,065
Loans and receivables:
Interest on due from banks	75,021	81,117
Interest on loans	7,635,791	7,700,475
Interest of other receivables	38,520	45,992

Sub-total	7,749,332	7,827,584

Total	8,512,312	8,698,235

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Interest on deposits due to customers	2,547,142	2,888,529
Interest on borrowings	215,240	216,743
Interest on debentures	619,255	707,772
Other interest expense	111,131	123,291

Total	3,492,768	3,936,335

35.	NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Fees and commissions received (*)	660,556	676,114
Fees and commissions received for provision of guarantee	66,549	78,922
Fees and commissions received on project financing	20,213	15,521
Fees and commissions received on credit card	954,502	852,250
Fees and commissions received on securities	70,928	67,692
Other fees and commissions received	92,722	66,841

Total	1,865,470	1,757,340

(*)	Fees and commissions received include agency commissions, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Fees paid	162,170	133,909
Credit card commissions	760,913	643,524
Brokerage commissions	739	615
Others	4,517	2,496

Total	928,339	780,544

36.	DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Dividend from financial assets at FVTPL	996	1,217
Dividend from AFS financial assets	183,514	101,706

Total	184,510	102,923

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Gains on financial assets held for trading	185,786	171,137
Gains (losses) of financial assets designated at FVTPL	(71,399)	69,205

Total	114,387	240,342

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2016	2015
Financial Assets at FVTPL	Securities	Gain on valuation	9,323	7,735
		Gain on disposals	24,509	32,780
		Loss on valuation	(12,681)	(13,663)
		Loss on disposals	(11,524)	(22,771)

		Sub-total	9,627	4,081

	Other financial assets	Gain on valuation	13,628	10,195
		Gain on disposals	2,404	442
		Loss on valuation	(14,033)	(10,189)
		Loss on disposals	(1,644)	(208)

		Sub-total	355	240

	Total of financial assets at FVTPL		9,982	4,321

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	1,423,606	1,240,353
		Loss on transactions and valuation	(1,401,582)	(1,251,673)

		Sub-total	22,024	(11,320)

	Currencies derivatives	Gain on transactions and valuation	5,804,420	4,241,317
		Loss on transactions and valuation	(5,683,357)	(3,987,856)

		Sub-total	121,063	253,461

	Equity derivatives	Gain on transactions and valuation	293,657	92,400
		Loss on transactions and valuation	(259,280)	(166,528)

		Sub-total	34,377	(74,128)

	Other derivatives	Gain on transactions and valuation	50,139	54,322
		Loss on transactions and valuation	(51,799)	(55,519)

		Sub-total	(1,660)	(1,197)

	Total of derivatives(for trading)		175,804	166,816

Total			185,786	171,137

(3)	Details of gains or losses on financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Gain (loss) on equity-linked securities
Gain (loss) on disposals of equity-linked securities	(24,165)	(22,363)
Gain on valuation of equity-linked securities	(52,007)	89,863

Sub-total	(76,172)	67,500

Gain (loss) on other securities:
Loss on disposals of other securities	14	(62)
Gain on valuation of other securities	882	1,027

Sub-total	896	965

Gain(loss) on other financial instruments:
Gain on valuation of other financial instruments	3,877	740

Total	(71,399)	69,205

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Gains on redemption of securities	721	1,089
Gains on transaction of securities	47,985	130,457
Impairment losses on securities	(49,741)	(134,827)

Total	(1,035)	(3,281)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Impairment losses due to credit loss	(890,763)	(1,112,139)
Reversal of provision on guarantee	59,780	140,318
Provision for (reversal of provision on) loan commitment	(3,093)	5,175

Total	(834,076)	(966,646)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2016	2015
Employee benefits	Short term employee benefits	Salaries	1,323,007	1,262,786
		Employee benefits	466,585	381,283
	Retirement benefit service costs		156,356	135,754
	Termination		179,286	73,119

	Sub-total		2,125,234	1,852,942

Depreciation and amortization			248,269	236,958
Other general and administrative expenses	Rent		311,992	295,871
	Taxes and dues		102,531	103,580
	Service charges		244,543	233,860
	Computer and IT related		83,978	100,026
	Telephone and communication		63,699	60,880
	Operating promotion		48,115	46,638
	Advertising		76,153	58,914
	Printing		9,502	10,249
	Traveling		11,681	9,601
	Supplies		6,827	6,822
	Insurance premium		8,092	7,236
	Reimbursement		26,846	23,779
	Maintenance		16,470	14,565
	Water, light and heating		15,006	15,205
	Vehicle maintenance		9,987	10,400
	Others		69,551	62,861

	Sub-total		1,104,973	1,060,487

	Total		3,478,476	3,150,387

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Gains on transaction of foreign exchange	4,791,772	3,352,318
Gains on disposal of loans and receivables	204,239	186,939
Gains on transactions of derivatives	130	59,003
Gains on fair value hedged items	99,302	25,235
Others (*)	112,079	158,806

Total	5,207,522	3,782,301

(*)	Other income includes such incomes amounting to 74,700 million Won and 137,187 million Won for the year ended December, 2016 and 2015, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Losses on transaction of foreign exchange	4,706,055	3,429,638
KDIC deposit insurance fees	298,804	266,031
Contribution to miscellaneous funds	295,601	343,703
Losses on disposal of loans and receivables	4,265	43,266
Losses related to derivatives	98,981	20,982
Losses on fair value hedged items	475	56,532
Others (*)	171,120	232,210

Total	5,575,301	4,392,362

(*)	Other expense includes such expenses amounting to 109,063 million Won and 154,897 million Won for the year ended December 31, 2016 and 2015, respectively, that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Gain on valuation	36,757	41,363
Loss on valuation	(55,091)	(55,176)
Impairment loss	(1,173)	(56,311)

Total	(19,507)	(70,124)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Other non-operating incomes	132,272	272,610
Other non-operating expenses	(133,582)	(102,126)

Total	(1,310)	170,484

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Rental fee income	7,291	8,225
Gains on disposal of investment in joint ventures and associates	23,457	61,653
Gains on disposal of premises and equipment and other assets	1,885	6,814
Reversal of impairment loss on premises and equipment and other assets	3,581	539
Others(*)	96,058	195,379

Total	132,272	272,610

(*)	Other income includes such incomes amounting to 132,784 million Won for the year ended December 31, 2016 that the Group received in accordance with the final irrevocable verdict for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Depreciation on investment properties	3,762	3,806
Interest expenses of rent leasehold deposits	496	688
Losses on disposal of investment in joint ventures and associates	15,060	10
Losses on disposal of premises and equipment and other assets	9,718	2,707
Impairment losses on premises and equipment and other assets	1,936	2,990
Donation	43,939	46,266
Others	58,671	45,659

Total	133,582	102,126

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Current tax expense
Current tax expense in respect of the current year	332,996	362,552
Adjustments recognized in the current period in relation to the current tax of prior periods	(22,138)	(27,038)

Sub-total	310,858	335,514

Deferred tax expense
Deferred tax expense (benefit) relating to the origination and reversal of temporary differences	(18,766)	44,884
Deferred tax charged directly to equity	(16,236)	(3,844)

Sub-total	(35,002)	41,040

Income tax expense	275,856	376,554

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Net income before income tax expense	1,553,389	1,451,946
Tax calculated at statutory tax rate (*)	375,458	350,909
Adjustments
Effect of income that is exempt from taxation	(75,166)	(56,247)
Effect of expense not deductible in determining taxable profit	13,664	50,152
Adjustments recognized in the current period in relation to the current tax of prior periods	(22,138)	(27,038)
Others	(15,962)	58,778

Sub-total	(99,602)	25,645

Income tax expense	275,856	376,554

Effective tax rate

Effective tax rate for continuing operations	17.8%	25.9%

(*)	The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.

(3)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2016
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain on financial assets at FVTPL	445,729	(18,524)	—	427,205
Gain (loss) on AFS financial assets	(121,536)	57	(666)	(122,145)
Gain (loss) on valuation using the equity method of accounting	5,106	26,500	1,337	32,943
Gain (loss) on valuation of derivatives	(39,774)	(4,079)	—	(43,853)
Accrued income	(82,148)	12,188	—	(69,960)
Provision for loan losses	(50,504)	3,693	—	(46,811)
Loan and receivables written off	54,225	(310)	—	53,915
Loan origination costs and fees	(103,912)	(4,190)	—	(108,102)
Defined benefit liability	203,423	32,536	(10,914)	225,045
Deposits with employee retirement insurance trust	(187,044)	(39,277)	—	(226,321)
Provision for guarantee	69,225	(28,087)	—	41,138
Other provision	27,898	4,494	—	32,392
Others	(29,470)	50,001	(5,993)	14,538

Net deferred tax assets	191,218	35,002	(16,236)	209,984

	For the year ended December 31, 2015
	Beginning balance	Recognized as income (loss)	Recognized as other comprehensive income (loss)	Ending balance
Gain on financial assets at FVTPL	422,910	22,819	—	445,729
Loss on AFS financial assets	(105,556)	94	(16,074)	(121,536)
Gain (loss) on valuation using the equity method of accounting	21,156	(14,936)	(1,114)	5,106
Loss on valuation of derivatives	(48,438)	8,664	—	(39,774)
Accrued income	(75,094)	(7,054)	—	(82,148)
Provision for loan losses	(59,428)	8,924	—	(50,504)
Loan and receivables written off	6,921	47,304	—	54,225
Loan origination costs and fees	(88,476)	(15,436)	—	(103,912)
Defined benefit liability	151,666	26,912	24,845	203,423
Deposits with employee retirement insurance trust	(135,474)	(51,570)	—	(187,044)
Provision for guarantee	84,530	(15,305)	—	69,225
Other provision	37,029	(9,131)	—	27,898
Others	24,355	(42,324)	(11,501)	(29,470)

Net deferred tax assets	236,101	(41,039)	(3,844)	191,218

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deductible temporary differences	224,452	224,452
Unused tax losses	192,138	233,687
Taxable temporary differences	(868,541)	(740,860)

Total	(451,951)	(282,721)

(5)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Loss on available-for-sale financial assets	(113,161)	(112,495)
Share of other comprehensive income (loss) of jointly controlled entities and associates	950	(387)
Gain on foreign operations translation	16,930	22,923
Remeasurements	51,661	62,575

Total	(43,620)	(27,384)

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Current tax assets	6,229	6,782
Current tax liabilities	171,192	108,943

(7)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Deferred tax assets	232,007	210,597
Deferred tax liabilities	22,023	19,379

Net deferred tax assets	209,984	191,218

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the years ended December 31
	2016	2015
Net income attributable to common shareholders	1,261,266	1,059,157
Dividends to hybrid securities	(206,515)	(183,320)
Net income attributable to common shareholders	1,054,751	875,837
Weighted average number of common shares outstanding	673 million shares	673 million shares
Basic Earnings Per Share	1,567	1,301

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2016 and 2015.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Confirmed guarantees
Guarantee for loans	79,566	108,176
Acceptances	504,354	618,365
Letters of guarantees	97,606	100,084
Other confirmed guarantees	7,588,661	8,242,622

Total	8,270,187	9,069,247

Unconfirmed guarantees
Local letter of credit	397,588	422,812
Letter of credit	3,844,345	4,258,672
Other unconfirmed guarantees	859,768	1,949,571

Total	5,101,701	6,631,055

CP purchase commitments and others	1,389,896	1,615,141

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Loan commitments	83,795,496	88,211,580
Other commitments	4,840,593	5,371,320

(3)	Litigation case

1)	The Group had filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	December 31, 2016		December 31, 2015
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	88 cases	175 cases	130 cases	269 cases
Amount of litigation	308,848	246,465	350,899	190,219
Allowance for litigations		5,946		4,872

2)	The Group (Woori Bank), along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Group and other financial institutions. The Group recognized 132,784 million Won, as gain for the year ended December 31, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Group operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of December 31, 2016, the Group believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior periods are as follows:

(1)	Related parties

Related parties
Corporation that have significant influence over the group (*)	KDIC

Joint ventures	Woori Renaissance Holdings

Associates

Kumho Tires Co., Inc., Woori Blackstone Korea Opportunity Private Equity Fund No.1, Korea Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc.,

Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., Force TEC Co., Ltd., STX Corporation, Woori Columbus 1st Private Equity Fund, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co.,Ltd., and Others (Dongwoo C & C Co., Ltd. and other 14 associates)

(*)	During the year ended December 31, 2016, KDIC sold portion of its ownership interests in the Group, and became the investor with significant influence over the Group.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	December 31, 2016	December 31, 2015
Corporation that have significant influence over the group	KDIC	Loans	9	30
		Other assets	270,041	510,193
		Deposits due to customers	1,894,631	930,231
		Other liabilities	15,568	9,812

Joint ventures	Woori Renaissance Holdings	Other assets	—	2,416

Associates	Kumho Tires Co., Ltd.	Loans	299,523	280,333
		Allowance for credit loss	(715)	(553)
		Deposits due to customers	45,957	67,815
		Other liabilities	50	116

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Other assets	34	175
		Other liabilities	306	934

	Woori Service Networks Co., Ltd.	Loans	29	27
		Deposits due to customers	2,572	3,821
		Other liabilities	393	381

	Korea Credit Bureau Co., Ltd.	Loans	2	7
		Deposits due to customers	5,069	9,038
		Other liabilities	40	54

	Korea Finance Security Co., Ltd.	Loans	55	51
		Deposits due to customers	2,801	1,468
		Other liabilities	6	7

	United PF 1st Corporate Financial Stability (*1)	Deposits due to customers	—	20

	Chin Hung International Inc.	Loans	4,320	5,499
		Allowance for credit loss	(4,287)	(4,768)

Related party		A title of account	December 31, 2016	December 31, 2015
Associates		Deposits due to customers	14,047	1,378
		Other liabilities	279	223

	Poonglim Industrial Co., Ltd.	Loans	—	1,557
		Allowance for credit loss	—	(1,557)
		Deposits due to customers	283	7,906
		Other liabilities	—	5

	STX Engine Co., Ltd.	Loans	107,974	120,706
		Allowance for credit loss	(89,531)	(25,665)
		Deposits due to customers	13,260	5,167
		Other liabilities	588	608

	Samho International Co., Ltd.	Loans	37,327	43,484
		Allowance for credit loss	(717)	(5,883)
		Deposits due to customers	82,917	96,281
		Other liabilities	216	990

	Force TEC Co., Ltd.	Loans	—	28,562
		Allowance for credit loss	—	(6,252)
		Deposits due to customers	—	355
		Other liabilities	—	1,207

	Hana Engineering & Construction Co., Ltd. (*2)	Loans	—	71
		Allowance for credit loss	—	(71)
		Deposits due to customers	—	38

	STX Corporation	Loans	144,035	151,829
		Allowance for credit loss	(92,643)	(19,186)
		Deposits due to customers	14,412	13,643
		Other liabilities	90	221

	Osung LST Co., Ltd. (*2)	Loans	—	5,639
		Allowance for credit loss	—	(338)
		Deposits due to customers	—	983
		Other liabilities	—	2

	Ilyang Construction Co., Ltd. (*2)	Loans	—	838
		Allowance for credit loss	—	(215)

	Woori Columbus 1st Private Equity Fund	Other assets	—	546

	K BANK Co.,Ltd.	Other assets	325	—

	Others (*3)	Loans	619	—
		Allowance for credit loss	(253)	—
		Other assets	8	—
		Deposits due to customers	4,460	—
		Other liabilities	60	—

(*1)	As the Group lost significant influence over United PF 1st Corporate Financial Stability during the year ended December 31, 2016, the entity was excluded from the investment in associates.
(*2)	As the Group sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*3)	Others include Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C&C Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Deokwon Food Co., Ltd. and QTS Shipping Co., Ltd., SJCO Co. Ltd., Woori Growth Partnerships New Technology Private Equity Fund, and DAEA SNC Co. Ltd.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related party		A title of account	2016	2015
Corporation that have significant influence over the group	KDIC	Interest income	11,778	22,237
		Interest expenses	20,966	23,584
		Impairment losses due to credit loss	—	29

Associates	Kumho Tires Co., Ltd.	Interest income	2,430	2,698
		Fees income	6	6
		Interest expenses	68	205
		Impairment losses due to credit loss (reversal of allowance for credit loss)	162	(2,353)

	Woori Blackstone Korea Opportunity Private Equity Fund No.1	Fees income	1,364	1,437

	Woori Service Networks Co., Ltd.	Other income	29	28
		Interest expenses	49	83
		Fees expenses	985	821
		Other expenses	222	228
		Impairment losses due to credit loss	—	2

	Korea Credit Bureau Co., Ltd.	Interest expenses	138	74
		Fees expenses	1,915	1,690

	Korea Finance Security Co., Ltd.	Interest expenses	10	39
		Fees expenses	110	93
		Reversal of allowance for credit loss	—	(3)

	Chin Hung International Inc.	Interest income	240	807
		Fees income	1	1
		Interest expenses	28	35
		Reversal of allowance for credit loss	(481)	(534)

	Poonglim Industrial Co., Ltd.	Interest expenses	2	11
		Reversal of allowance for credit loss	(1,557)	(1,565)

	STX Engine Co., Ltd.	Interest income	1,348	1,358
		Fees income	58	67
		Interest expenses	97	46
		Impairment losses due to credit loss	63,866	20,524

	Samho International Co., Ltd.	Interest income	916	1,015
		Fees income	5	3
		Interest expenses	525	981
		Reversal of allowance for credit loss	(5,166)	(2,098)

	Force TEC Co., Ltd.	Interest income	153	249
		Impairment losses due to credit loss (reversal of allowance for credit loss)	—	5,900

			For the years ended December 31
Related party		A title of account	2016	2015
Associates	Hana Engineering & Construction Co., Ltd. (*1)	Reversal of allowance for credit loss	—	(98)

	STX Corporation	Interest income	1,039	1,729
		Fees income	75	89
		Interest expenses	7	6
		Impairment losses due to credit loss (reversal of allowance for credit loss)	73,457	(4,060)

	Osung LST Co., Ltd. (*1)	Interest income	170	226
		Interest expenses	1	16
		Reversal of allowance for credit loss	(338)	(223)

	Woori Columbus 1st Private Equity Fund	Fees income	308	546

	Ilyang Construction Co., Ltd.(*1)	Impairment losses due to credit loss	—	215

	K BANK Co.,Ltd.	Fees income	296	—
		Other income	1,638	—

	Others(*2)	Interest expenses	17	—
		Impairment losses due to credit loss	253	—

(*1)	As the Group sold its ownership interests in the entities during the year ended December 31, 2016, these entities were excluded from the investment in associates.
(*2)	Others include Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C&C Co., Ltd., The Base Enterprise Co., Ltd., Saman Corporation, Deokwon Food Co., Ltd., QTS Shipping Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund and DAEA SNC Co., Ltd.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
KDIC	1,500,000	1,500,470	Loan commitment
Kumho Tires Co., Ltd.	24,187	11,623	Letter of credit and others
	126,435	143,756	Loan commitment
Korea Finance Security Co., Ltd.	205	209	Loan commitment
Korea Credit Bureau Co., Ltd.	33	28	Loan commitment
Woori Service Networks Co., Ltd.	171	173	Loan commitment
Chin Hung International Inc.	40,904	40,847	Loan commitment
STX Engine Co., Ltd.	63,103	74,135	Letter of credit and others
	685	13,019	Loan commitment
SamHo Co., Ltd.	30,083	28,976	Loan commitment
Force TEC Co., Ltd.	—	5,954	Loan commitment
STX corporation	24,316	23,235	Letter of credit and others
	71	9,131	Loan commitment

(*)	For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 70,587 million Won and 10,122 million Won, respectively, as of December 31, 2016 and December 31, 2015.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015(*)
Short term benefits	9,523	10,288
Severance payments	424	473

Total	9,947	10,761

(*)	As the scope of the compensation for key management disclosure has changed, the comparative amounts are restated.

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 913 million Won and 4,204 million Won, respectively, as of December 31, 2016. With respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2016	December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2015
Trust accounts	38,807,666	34,135,580	751,691	784,155

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Receivables
Trust fees receivables	23,667	18,704
Payables
Borrowings from trust accounts	2,687,776	3,794,847

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2016	2015
Revenue
Trust fees	78,616	51,322
Expense
Interest expenses on borrowings from trust accounts	45,012	60,329

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	As of December 31, 2016 and 2015, the carrying of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Principal guaranteed trusts
Old-age pension trusts	4,513	5,235
Personal pension trusts	532,959	523,544
Pension trusts	741,759	681,868
Retirement trusts	53,773	64,921
New personal pension trusts	8,536	8,540
New old-age pension trusts	2,919	3,376

Sub-total	1,344,459	1,287,484

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	787	782

Sub-total	806	801

Total	1,345,265	1,288,285

2)	As of December 31, 2016 and 2015, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	December 31, 2016	December 31, 2015
Liabilities for the Group account (subsidy for trust account adjustment)	30	26

47.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed of its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed of in due order during the period from March 2014 to June 2014,.

With respect to the privatization of Woori Bank, the PFOC announced a plan on the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and on the disposal of controlling and non-controlling interests (30% of ownership and 26.97% of ownership, respectively) of Woori Bank after newly listing its shares on the stock exchange. Pursuant to the plan, the Group merged with the Holding Company as of November 1, 2014, and was listed on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, Korea Deposit Insurance Corporation (“KDIC”) commenced the bidding to dispose of controlling and non-controlling interests of the Group. With the successful bidding for non-controlling interests only, KDIC’s ownership of the Group decreased from 56.97% to 51.04%. Further, KDIC’s ownership of the Group was changed to 51.06% due to retirement of treasury stocks on October 2015.

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss the means to promote the privatization plan. PFOC thereby announced a plan to maximize the retrieval of public fund that was initially invested and to sell the controlling shares to the investors (“oligopolistic shareholders”), in an effort to promote the early privatization and development of financial industry.

On October 2, 2015, Financial Services Commission (“FSC”) announced the amendment on normalization of business memorandum of understanding (“MOU”) in an effort to promote corporate value through enhanced managerial autonomy of the Group. FSC subsequently made amendments to the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016.

In addition, on August 22, 2016, PFOC announced a plan to sell about 30% shares out of 51.06% shares held by KDIC to multiple investors, ranging from 4 to 8% ownership each. Pursuant to the plan, the KDIC commenced the bidding to dispose of its shares by putting up a public notice of sale on August 24, 2016. As of September 23, 2016, KDIC received letters of intent from eighteen potential investors, with an intent to hold shares ranging from 82% to 119%. As a result of the bid, eight potential investors submitted bid letters for total of 33.7% shares. On November 13, PFOC announced that seven selected buyers acquired total of 29.7% shares of the Group. Upon successful privatization of the Group, PFOC, in an effort to ensure autonomous management of the private sector (i.e., oligopolistic shareholders), released the Group from the MOU on December 16, 2016. Further, in consideration with the benefits of privatization and the retrieval of public fund, the government will hold a discussion with PFOC on its plan to sell the 23.7% of the remaining shares of the Group held by KDIC.

48.	TERMINATION OF CONTRACT AND FOLLOW-UP AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

Upon successful privatization, the MOU on management normalization between the Group and KDIC on December 16, 2016 was terminated. The same parties instead signed a written agreement on disposal of shares of the Group for the purpose of the appropriate public fund management. According to the agreement, KDIC has the right to appoint one personnel from KDIC as a non-executive member of the board of directors of the Group, as long as KDIC holds over 10% voting shares, or is the largest shareholder (disregarding National Pension Service) holding more than 4% but less than 10% shares. Also, KDIC may claim inspection of the information related to the minutes of the board of directors and agenda that may have significant impact on the residual shares, as long as KDIC holds over 4% shares of the Group.

49.	BUSINESS COMBINATION

(1)	Acquisition of Woori Wealth Bank in Philippines

The Group acquired 51% interest ownership in Wealth Development Bank, a savings bank in Philippines, in October 2016. As the residual shares of 49% is owned by Viscal group, which operates retail businesses, the Group plans to expand its business operation through retail channels of Viscal group.

(2)	Establishment of Woori Bank Vietnam Limited

The Group established Woori Bank Vietnam (capitalized at 3 trillion VND) in October, 2016, upon the approval from Vietnam Central Bank and commenced its operation on January 3, 2017. The Group has operated two branches in Hanoi and Ho Chi Minh and established a subsidiary in order to expand its retail banking business in Vietnam.

(3)	Acquisition method (Unit: Korean Won in millions)

	Woori Wealth Bank in Philippines	Woori Bank Vietnam Limited	Total
I. Consideration
Cash and cash equivalents	25,675	155,400	181,075

II. Identifiable assets and liabilities
Cash and Cash equivalents	48,774	—	48,774
AFS financial assets	2,125	—	2,125
Loan and receivables	126,917	155,400	282,317
Property and equipment	651	—	651
Intangible assets	205	—	205
Other assets	8,792	—	8,792

Sub-total	187,464	155,400	342,864

Deposits	148,521	—	148,521
Allowance for credit losses	352	—	352
Tax liabilities	113	—	113
Other liabilities	3,655	—	3,655

Sub-total	152,528	—	152,528

Fair value of identifiable net asset	34,936	155,400	190,336

III. Non-controlling interest	17,118	—	17,118
IV. Goodwill	7,857	—	7,857